

File No. 82-2954

May 2, 2003



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date	Page
480	▪ Text transcript of a presentation at the Investor and Analyst's Conference of March 2003 (webcast)	March /03	3
	▪ Slides presentation of the President's conference in New York of April 2003 (webcast)	April /03	42
	▪ Change in Outstanding and Reserved Securities for Molson's MOL.A and MOL.B shares for month of March 2003 filed with the TSX	April 9/03	58
	▪ Insider Report filed with the Securities Commissions	April 9/03	65
	▪ Letter to the TSX reporting Molson's Normal Course Issuer Bid transactions for month of March 2003	April 11/03	66
	▪ Letter to the Quebec Security Commission for payment & deposit of notice for Normal Course Issuer Bid (re: R-189-1.2 QC)	April 11/03	69
	▪ Letter to the Ontario Security Commission for payment & deposit of Form 42 for Normal Course Issuer Bid	April 11/03	71
	▪ Press Release titled "Molson to Drive Greater Profitability in Brazil by Doubling Cost Savings Program form R$100 to R$200 Million"	May 2/03	74
	▪ Press Release titled "Molson Earnings Drive 27% Increase in Quarterly Dividend"	May 2/03	75
	▪ Press Release titled "Molson Delivers Record Fiscal 2003 Results EBIT up 39%, Net Earnings up 45% and EPS up 36%"	May 2/03	76
	▪ Declaration of a quarterly dividend filed with the TSE	May 2/03	86

MOLSON'S INVESTOR AND ANALYST CONFERENCE

SHERATON GATEWAY – TORONTO

MARCH 7, 2003

CONTINUING TO PERFORM

OPENING REMARKS

D.J. O'NEILL: Welcome everyone. I am glad you are here. We are very happy that you could come. We always wonder where we should do this. Should it be in Montréal or should it be here? So we picked to do it here so the people from Montréal can pop in, in the morning, and do it that way, and hopefully, it will work out.

The title you can see here is *Continuing to Perform* and it was chosen obviously because we wanted to really identify what we are doing, going forward, and talk about the opportunities that we have. The other big thing is, I think, I probably have eight people here from the management team and all of them will be presenting. They will be hopefully short, crisp type presentations to give you an overview. I had a real back and forth with myself: is it as valuable - is it good - to show a whole bunch of topics and a little bit of each one than to go into real depth, like we used to, for one or two areas and really go down into those. We chose to give you a feel on several different topics.

I am going to do – it will probably be shorter than 30 minutes – an address on going back to the basics of *Bridging the Value Gap,* and then, we will address Global Costs and go through the whole group. I will come back and do the closing. We would like to hold the questions to the end. If we are ahead of time, then you can pop the questions out – it does not matter. The whole focus is on – if you look at these things, we will be talking about the share. We will be talking about where our costs are going, how they are going forward; so pretty much a basic overview of everything that is going on in the company.

More importantly at the end of this meeting, I think you will find that there is a group of people here who are not satisfied with where we are. No one is sitting here saying, "Aren't we doing a great job?" The unfortunate thing is most of the people here are sitting and saying, "God, there is so much to do, when can I get to it? This is not right and we have to fix this." You will see a lot more focus on the point of view of we need to fix this and we need to adjust this and this is not going, there are just tons of opportunities still out there.

So if there is anyone who thinks we are complacent, content or happy, in the next two hours, you will absolutely go, I think, "These guys are probably a little too hard on themselves." Because I think most of us are in the group that you are going to be talking to. The guys who were not, I did not bring. That is not true – come to think of it there is some truth to that - but not on purpose.

BRIDGING THE VALUE GAP

You are all familiar with this chart. It is something I did in June of '99. It is the basis for most of our work. We are going to be talking about each one of the four pillars. I have taken this one because it is something that I am very familiar with and something we work on.

What you will see is each one of the groups going through and talking on one particular area. If you recall, way back, when we first started talking about this chart, the EBITDA/Net Sales was a big discussion. We talked about our company in Canada; we were at 18.3 percent EBITDA/Net Sales. We talked about the fact that - at that time, we did not have AmBev on the list - A-B was about 28, 27.5 and continues to improve. If we put AmBev on the chart, it is because they are in another sphere literally. You sit there and they are in the 35, 37 range. The last quarter was up around 38. Fabulous, incredible results! So you sit there and say, "Should we be happy of going from 18.3 or 18.4 to 25?" Well, not if someone else is at 37. What are they doing differently? How are we going to get there?

Some of those things we will address today: we are not going to get there immediately, but we sure have to improve. Can we get to 28? How do we get there? When you are comparing yourself to the top of the market, to the top of the category, the segment, you certainly set different parameters for you. We are not comparing ourselves to Coors, because they are down in a different area with major distribution

differences that really hurt their ratios. Heineken, we are right in there with them right now, a little bit ahead – it depends what businesses you include of each.

When we looked, those are the numbers that we talked about. It is 23 was the LE, A-B at 28, Coors at 13.5. So, you know, that 37 percent is pretty significant on how we are doing, with the last quarter better. Heineken has dropped from where we had been when we started out. They were at 22.3 when we used to look at them, and you see these numbers are a little bit different. They are including more of their total business than what we were using as a guideline before. These are all in the information package we are giving out.

Now, Raising the Bar – this is a chart that we talked about originally. We have raised the annual profit bar. That goes back from the 10 percent to the 12.5; 14.5 is where we would feel real comfortable about setting our long-term bar. Bryan will talk about that later. That is not a big problem. That is not the major challenge we face. With the 14.5, we feel really comfortable. Am I worried about being a little aggressive on the price side in Canada? Yes. Will we still take a bit? Yes. But there are a lot of other things there. So the 14.5, I have said many times, I am still comfortable with. I do not see that as being a target that is difficult to make.

The Option Program, we have 504 people eligible. When I started, there was me. Then there were two of these guys in this room, in the front row and then we moved it up to four. Now, we have about 180 that are actually on the program of the 504. The options are given out and, about this time next month, they will be done. But there is a lot of criteria to meet, so we tend to really limit who gets them and who participates. It is not something we give out fairly easily.

The Employee stock plan – we are at about 55 percent, 60 percent. It is the Molson matching program which we put in.

The EVA financial system and EVA compensation plan is quite interesting. We have now finished the third year of the plan and the hurdles get a lot harder in the next plan. The hurdles are way different than what they were previously. It is pretty interesting from the point of view of the drivers of that. So we are going into a new three-year plan. The increased capital base, because of the addition of Brazil, moves our numbers up significantly. The higher risk profile increasing our weighted average cost of capital drives up the hurdles. The aggressive EBIT target at 14.5, means that you have got a higher target range.

Now, the way the EVA Compensation Program works is you set a target, X improvement of EVA. The new base target – some of the guys in the room have not heard this one, they might faint – for one payout is four times what it was in the first three years. The EVA, to get a one payout now, for us as individuals in the company, is four times higher than it was in the first three years, just because we have changed. It is obviously a mathematical question.

The range that you get, a one payout for an X improvement, and then the range is about three times X. So to get a two payout, or double your bonus, you had to triple that in the last months. As we have seen the base target go up, by a four factor, the range is way up there. So to get the same type of payout, the performance level will have to be way above the 14.5. Do I think we can get to those? I think it is going to be really tough to get to it. We will not get to the levels of payments personally that we did in the past because we improved so rapidly and the targets are that much higher because of it. We made an investment in Brazil. The payout has to be there. It just pushes the targets up. We will still be getting pretty solid payments. I do not think any of you will feel sorry for us, but the issue is targets have been clearly reflected in how we get paid. If Brazil does not perform, we will not get our bonuses by a long shot, relative to what they were before. So that is built into each of us, in our stock price. It is built into our concerns for our performance at the end of the year.

We will talk later about the internal rate of return and where it has gone. Here is a quick overview. The number of people in the EVA plan – you can see where it has moved. The reason it has gone down from that F'02 to F'03 is simply that we just reduced people in the company at that level. The number of people in the Option plan is 196. I told you it was 186. The percentage of people owning stock is 60 percent. This is a number that we have put in here that you may not have been aware of before. But you can see the percent of our salary that is variable pay, basically half and half at target. So if we do an EVA number at target, it is 50/50, for me personally.

Now, this is the EVA performance. This is a chart that you have seen. We have kept obviously F'03 off the chart. I had to take it off. I looked at this chart a few days ago, "Wait a second, 'F'03 has to come off there." But it is on the positive side; that line keeps going in the right direction.

So you look at the performance, the sad part is look how bad it was, incredibly awful, starting back here in '99, when we put in place the EVA program. You focus people on the right thing and the sad part was we were still below the break-even down in here. This is Molson Inc. and the hockey team was included in here. So when we got rid of the hockey team, the arena, it shot us up positively obviously. But the overall performance, from an EVA basis pretty much reflects the stock price and where we have gone. That was obviously the purpose of putting EVA in.

I am going to turn this over to Cathy. Cathy is going to start talking to you about costs.

C. NOONAN: First of all, thank you, Dan. Welcome to everybody. I am very pleased to be here this morning to be able to talk to you about one of our pillars called Global Costs. I will be sharing the Global Costs pillar with Greg Wade who will follow me with another presentation on this one.

I want to start off by saying that my focus is really going to be on the cost competitiveness aspect of the *Global Costs pillar. That is something that you may have heard us talk about in the past: some of our* cost savings program, more specifically, Project 150 for $150M worth of cost savings, which is a program that was running from the F'00 to F'03 time frame and is scheduled to conclude, I guess, at the end of this fiscal year, which is in a few weeks from now. The sequel to it called P100 for $100M million, which is going to commence in April with our new fiscal year and will run for the next three years, from F'04 to F'06.

One of the comments I would like to make is that this cost savings has become really ingrained into our organization. Over the last three years, I think, those of us who have been involved in it would say that it really evolved quite significantly into a robust structured process that we use. It has significant employee engagement across the organization and very strong senior management support. The senior management support is not only in the context of launching new initiatives and coming up with new ideas of how to tackle our cost programs, but also in terms of keeping their finger on the pulse in managing and measuring the progress and making sure that the commitments that are put forward are actually delivered.

So I think we feel that we have made a lot of progress in that area and that it positions us well for where we go from here.

What I would like to do now is just maybe talk to you a little bit about P150, give you a brief overview of the status of P150 and P100. I am not going to talk about Projeto Cem. Robert Coallier, I think, will mention it when he comes up and talks about the cost savings on the Brazil side.

Just to refresh the memories, though most of the people in the room are probably aware of this, but the original goal that we had when we started this back in F'00 with P150 was to take $100M out of our cost base. The initial drivers of that program were really what I am going to call a right-sizing that were the forefront of the program – right-sizing on the operation side in terms of capacity utilizations, so more effectively balancing our production needs to what are our actual sales or demand needs were. The other side was kind of organizational, so looking at the infrastructure and the people side of things, and making sure that we had that properly aligned with what the needs of the business were.

As we got into this program and more people got engaged in it, we saw the opportunities for some other areas to emerge as potentials, procurement being one which rose quite significantly and then distribution and the other piece being marketing and sales. At that point, we raised the bar to $150M and set that as our new goal for the three-year program.

What I am here today to confirm to most of the people in the room here is that Project 150 has been and is a success and will go down as a success for us. In actual fact, we are going to record that we delivered slightly more than the $150M target that we were going after, $152 million. The five areas that I referenced, being the Capacity utilization, Procurement, Distribution, Organization, Marketing and sales, will all have met their targets and have contributed significantly to the overall program. You will see that throughout the life of the 150 Project, we were able to consistently deliver over the years with $48 million in the first year, $45 million in the second and much larger number as we conclude this year at $59

million. Part of the reason for that being that, of course, we were implementing some things and developing some programs and they are kicking in, in the last year of the program. So we have three more weeks to go. We are going to basically say that this program has concluded successfully.

So now, we can put that one behind us and that is now old news. So you are going to ask us what is the news. Well, the new news is that last year, we decided that we would want to continue on our cost savings program. We sat down and asked ourselves what we felt we could do as we went forward. We set ourselves a new task of saving a minimum of $100M over the next three years of our strategy from the F'04 to F'06 time frame.

What we have been working on over the last year is to come back to you today to tell you that we have now a very detailed game plan in place that will allow us to know exactly how we are going to go about tackling this. I mentioned that at the very beginning of the presentation, but it is really critical that you have a well-defined game plan as you go into this and that you have a way of managing and measuring it. We, of course, have spent the last year flushing this out in more detail.

As it sits right now, we have four modules that we have launched in the organization. The first one is what we call Production with a $29 million goal. We have a Procurement module with $24 million, Distribution at $40 million and what we are calling Organization effectiveness at $9 million. You will see again that the savings do show up throughout the three years and are spread out. In this particular case, the savings are a bit stronger in the first year of the program partly because we are building on the momentum that we had on P150, some of the efforts that we have already put to date. You will see that this continues throughout the year. Obviously, this is a very important piece of where we go forward in delivering EBIT. As we said in P150, it played a big piece for us and we continue to see that for what we are doing with P100.

What I would like to do now is just to give you a very brief glimpse of the four modules that I just referenced. I will not talk too much about this one because Greg Wade, as I mentioned, is going to be coming up after me to speak to you about what is happening in the production side of the operations side of the business.

This particular module is really part of what we are doing as a large production strategy where Greg and his team have been working on over the last few years that will allow us to drive some costs out of what is typically known as the operations of the production side of the business. Twenty-nine million dollars is the original goal that we have here spread across almost all aspects of what we do within those operations, whether it is the brewing side, the packaging side, our bottling lines or our maintenance practices and utilities.

What we have here is – and Greg will give you a whole lot more insight on this – is a combination of looking at the way we manage our processes and try to find ways to go at them more effectively and a very significant initiative around modernization of our breweries, which will allow us to obviously utilize our assets more effectively and drive productivity. But I will let Greg tell you about that.

The second module is our Procurement module. We are targeting at this point $24 million in savings to come out of the materials and services side of our business. If you will recall, there was a significant number that was in P150, of $45 million. This is really a continuation of some of the strategies and learnings that we had in the first part of the program. Probably one of the key words here is "strategic sourcing". We have worked quite hard over the last three years to move ourselves from more conventional procurement to more strategic, having a better understanding of our cost base, being more fact-based and transparent so that we can go through and analyse the values of every material and every service that we buy.

Part of that is also working with our suppliers on a more strategic basis, to make sure that they come to the table and can do their part in helping us drive out costs and look at innovative ways in the supply chain to bring materials to breweries at a lower cost.

Best in Class practices, we spend a lot of time trying to understand the brewing industry and also what is happening in other industries such as the Consumer Package Goods or CPG. There are a lot of interesting things happening out there about how you can go about buying your goods and services. Some of the more popular ones are e-business or e-option technology. We are actively involved in that

and find it very useful. We will continue to explore and exploit those types of things over the next three years.

The last piece on the Procurement side is something that we are pretty excited about because it is part of what happens when a company grows. It is the opportunity to combine forces with our Kaiser operation in Brazil to look at ways, to look at synergies in our materials and services. Even recognizing that we are in different continents, there are a lot of things that we can combine forces on in terms of looking at synergies on material requirements as well as global suppliers, even given the logistics around that.

One of the beauties about having North American and South American businesses is that our seasons are offset against each other. There is the potential to approach suppliers for them to have a consistent utilization of their facilities as a consequence of dealing with Molson, which we think is an attractive feature that we have begun to talk to suppliers about.

The third module is the Distribution module. You will see on this one is a fairly significant number that we are targeting here, $40 million over the next three years. Our warehouse and distribution network is fairly complex. I am sure most people are familiar with that. If you look across Canada, the models that we have in the west versus what we have in Ontario and Québec and even the Maritimes are quite different in terms of how we go to market. But in all cases, we feel that, through time, the environment has changed in these various networks and there is an opportunity to revisit what we are doing today and look at the potential to streamline those operations to drive out cost.

Also, similar to what we have seen on the Procurement side, we see that Best in Class distribution practices are something that we can apply in terms of looking at the productivity of our fleet or of the common carriers we use or the warehouse networks in place. So that is one very significant component of the Distribution module.

The other part is that we are engaged in both the import and export of product, where we have our own products that we move down to the U.S. to support our Molson U.S.A business. We have our partner brands that are bringing products into Canada. We do have some materials that we procure outside of the country. There is opportunity there to streamline those processes and look at synergies across the ins and outs of import and export to drive out costs.

The last section there really looks at the fact that we are a large country and we have different regions that do things in different ways; and we have some best practices that we can learn from each other and synergies that we can gain by having those groups work more effectively.

A lot of this stuff was started in P150. We already were able to get some savings out of the business by looking at it that way and we still feel that there is still more opportunity.

The last module is a much broader one that we are calling Organization Effectiveness. This one actually allows us to engage the entire organization. The first three ones are more typically what you would call supply chain type activities. This one will engage the rest of the people in other aspects of the business. What we have here right now is $9 million that we have identified to date. I think many of us around the table here would feel that there is more opportunity. Some of the first ones that we are working on are linked to the implementation of the SAP System which you have heard about. We believe there will be significant business process improvements from that, that will help us to drive costs out of our business. We are looking at the way we procure some of our merchandising services and materials and can get some savings there and also on our human resources on the supplier side; we believe we can get benefits on consolidation.

But I think the message here is that these are just but three aspects of what we have identified to date and that we feel there is a lot more that we can work on with the whole employee engagement that I referenced earlier on.

I think that you will see that there are more opportunities for us to drive costs and hopefully, will leave you with a message that we do have a game plan and a desire to keep hunting. With that, I will pass it over to Greg who will take you through Production.

G. WADE: Good morning! I would like to thank Cathy for passing it over.

What I would like to do today is leave you with two messages. One is to build on what I showed you last year and to build on what Cathy said and that is how we are doing on Global Costs relative to Production.

The second thing is really to give you a sense that what we are trying to accomplish here is far bigger than just a cost savings kind of initiative. It is an initiative around building a foundation for the future so that the performance that the company and its operations can be consistently delivered over time in the future. So it is not a one-off thing. It is really building for the future.

If you recall from last year, I shared with you a mission and strategy for operations, which begins with the concept that we want to be one of the Best in Class brewers in the world. We went out, we did some benchmarking in four areas: bottling, productivity, maintenance, shrinkage and utilities costs to try to establish what it meant to be a Best in Class brewer in the world.

Then the thought process on how we are going to try to achieve it: we are going to work on process improvement first. So let us figure out how to do it. Then we are going to come behind it with capital investment. That capital investment would then take the old out, give better equipment and better capabilities and that is the foundation upon which we can build our success.

The benchmarking that we undertook last year focussed on six critical metrics: two general metrics value-added cost and flat-level productivity and then four areas which we thought were high-cost opportunities for us in the brewery. Those four areas were packaging, where we are looking at productivity and efficiency; maintenance, labour and parts and services, utilities, electricity, gas, water and shrinkage, both liquid, bottles and other packaging materials. So those are the things that we looked at and built our roadmap to achieving Best in Class status.

We have made progress against our benchmarks this year. In the first year of the production strategy, we have started to close the gap. If you look, these are the categories and the metrics that we just talked about. This grid is meant to show you on the left hand side where we began. So that was the zero base. The right is 100 percent. So if we get all the way over to the right with the green bar, then we will have achieved the goals we have set for ourselves.

Those green bars represent our progress based on our network, not based on one brewery or another. So we have taken all the brewery measures and we have weighted averaged them based on volume. So you can see we are progressing on almost all fronts except for water usage. If you take a look at that in a general way, you would probably come up with a number of around 15 to 20 percent and that is the progress that we have made so far in moving from the left hand side to the right hand side. That has resulted in around $6-$6.5 million savings that are our latest projection for the end of the year. That money is contributing to the success that Cathy talked to you about on P150. So that is part of our contribution to P150.

I would like to give you a couple of examples of some of the progress that we have made, first in the area of bottling and canning. If you look over here on the right, the benchmark index, they all say 100. That is because I indexed the benchmark itself to be 100. It is good to get to 100. It is better to exceed 100. So that is the methodology we have used.

In Montréal: Montréal got started a little quicker in terms of process and capital improvement than did the rest of the organization. They began their process back in 1997-98. So the progress that we are seeing in Montréal is a result of a lot of effort in the past two or three years.

On their bottling lines, the two big lines, M2 and M5, in efficiency, in the last monthly average, they are achieving the global benchmark that we have set for ourselves as defining World Class. On the productivity side, in hl per man/hour, we are very close. We would be closer except that when Montréal did their upgrades, they were that, upgrades to existing lines. So we were not able to fully optimize the manning. We will get there at the next round of improvements when we get to Montréal.

Vancouver: Vancouver represents really the first line that we modernized under this program. It started about this time last year. We struggled out of the gate, no question about that. Michael will tell you the pain and suffering we have gone through. But right now, our last two monthly averages before we went into a shutdown period in advance of this year's beer season, we were performing at almost a global

level. We have had weeks that are over the global level. So we are there. We think we are going to pass that once we get a little more running under our belt.

D. O'NEILL: (off-mike)

G. WADE: . . . In terms of the execution?

D. O'NEILL: Yes.

G. WADE: Probably 50 to 60, and on the hl/mhr, probably the same. When I talk to you about T6, I will give you a better feel for that.

Vancouver can line, first thing, good line design, right manning and after the pain and suffering of our start-up, we are almost at a global level and we expect to be there and all we are looking for really now is consistency. It is not that we cannot do it. It is a consistent delivery day after day.

Toronto T6, you are going to have a chance to see T6 this afternoon. T6 is the second phase of our line modernization program. It has the design that we are looking for in terms of proper manning. So when we get it up and running at the levels that we target, we will be at the global benchmark.

Now to Dan's point – if you look at the line design, you are going to see T5 today and then you will see T-6, you will get a sense of before and after. The manning on T5 is – well, a manning on an equivalent line of T6 which T5 represents, is about double of what we are here. The efficiencies that we are running on that right now will be probably 20 percent to 30 percent lower than where we will be.

So that is a similar thing that we had in Vancouver. We went from a 60 percent level, up to a 95 percent level. We will do the same thing on T6. Hopefully, that was not too confusing, because it was for . . .

D. O'NEILL: (off mike) . . .from about 22 to 24 down to 11 or 12.

G. WADE: That is right, about half.

D. O'NEILL: Is that about $25 an hour?

G. WADE: Yes, that is correct. In Vancouver, we are running the can line which is simpler with about five or six people. We were running it before with 10 or 12. So that is what we are looking at when we talk about line redesign.

What Montréal really did was upgrade its lines instead of fully redesigning them. So they were not able to get all the way to the manning that we think is possible based on the global work we have done.

St. John's is a really interesting example. We went to St. John's and the union wanted to contribute, but there was a lot of frustration. So we set up a process where both management and the union were prioritizing ideas from the shop floor. We have started to see some very significant improvements there. We have had maybe five times the number of runs in recent memory at or near the benchmark. That is good, but probably the most important thing is that the people who are on the line now talk to each other in the parking lot with a lot of pride in terms of the performance that they have been able to achieve. That is the culture that we are looking for in our operations today.

So we are moving towards Best in Class in terms of bottling and canning and we have lots of lines to redo. So this is only just the beginning.

We have talked to you about more than one category, more than just bottling and canning. We talked to you about shrinkage and maintenance, and utilities as well. Montréal spent some money this year to become CO_2 self-sufficient. That means that we collect all the CO_2 from fermentation. We use it back in the beer in terms of carbonation. So we do not really have to buy any, or we buy very, very little, only when the mass balance does not work. So we have achieved CO_2 self-sufficiency. We are going to do that in all of our breweries over the next couple of years.

Vancouver spent a ton of time this year really working on their can line. They did not really focus too much on some of these other measures. Even at that level, they are 80 percent of the way towards the global benchmark as it relates to electricity utilization. Montréal and Edmonton, both have achieved and have surpassed the global benchmark as it relates to controlling the loss of beer in brewing and, in

Montréal, on maintenance, we have surpassed the benchmark as it relates to cost of parts and services that we outsource today.

So the message here is that we are making progress and we seem to be moving on an appropriate path.

But changes to operations are really more than just a cost and effort. We are really trying to change an entire culture within the brewery, a tremendous challenge. I would not want to tell you anything else.

The categories of change are the management philosophy or systems, leadership, work style, equipment and of course, the metrics that we have been talking about. Some of the differences from where we were to where we want to go and the management philosophy piece were very region centric, region unique. We are trying to get to a more centralized approach with consistent measures so that we can share better the results achieved. I am going to talk to you a bit more about that.

Systems, multiple legacy systems, lacking a lot of integration, probably more than 200 systems exist. We are moving to a launch this fall of an integrated SAP solution for operations.

Leadership, we are moving from a more directing style – you do this, you do that – to much more of a coaching and mentoring style, which is supportive of a semi-autonomous work environment, which is an environment that allows the people on the line, the operators, the maintenance guys to really run the line. So we need a different leadership style in order to be able to foster that kind of a culture. That is what we are really trying to create. Anybody who has tried to change people's habits knows that that is a difficult task. But we do have examples of where that has been able to have been achieved, both in Montréal and Toronto. So our goal now is to move to the big lines and that is the philosophy we are trying to ingrain as we start in Vancouver and in Toronto in the can line and on T6.

Equipment: the vintage 80s or older. We have some stuff in Edmonton, for example, that is 50 years old. So we really have a renovation to do. We are working on that. We have a line modernization program that is going to take place over the next four to five years. It is going to be linked in with our capital budget commitment of $70 million. So we are going to do it in a staged way. We are moving to a 21st century technology.

Metrics: average at best when we started, global World Class. Let me talk to you about how far we have proceeded. What we are talking about here is really a renaissance of brewing. It is quite a monumental change. The goal here is to build a future for Molson. It is not just to deliver today, but to build a foundation, which allows us to deliver and continue to deliver in the future.

So let me show you two things on management philosophy and systems and then I will move on.

Management philosophy is changing from region centric or region unique to a more centralized approach. This does not mean that we are changing reporting structures and accountability. That is somewhat cosmetic. This is more of a change in style and philosophy. An example of consistent management philosophy, we are going to implement here at Molson management processes transferred from Brazil. If you think about the concept of how we drive results in the future, we are interacting with Brazil a little bit. With our launch of a new product it was a really good start. But we are going to interact with them far more in the future to share learning business-to-business.

So if we are going to put a management philosophy in and put some metrics in, they should be the same so that as we interact, we are comparing on the same basis. Extremely important. Consistent metrics measured equally, reported monthly. In the past, I could say, "How is your efficiency in Toronto?" They would say it is X. "How is your efficiency in Montréal?" They would say it is Y and they would say mine is better than yours. The other guy would say, but we do not measure it the same, so we cannot compare.

So it has been really important for us to make those consistent, measure them all the time equally and report them monthly and we do that now. Uniform measures of performance driven by external benchmarks. We are very internally focussed, as I told you last year. Now, everything is based on what we see outside. So the benchmarking that we did to establish our World Class goals, we are going to have to go out and do it again very shortly, because we are starting to surpass those goals and other World Class brewers are improving. So we are going to have to redefine the baseline.

Sharing of best practices is happening through the production strategy. We are challenging people to achieve goals. If Joe is achieving it and Sam is not, he has got to figure out why Joe is because he is

accountable for that. So it is a culture of sharing and it is being driven through best practices through the production strategy. And then capital first, process to follow.

Finally, we are trying to create a continuous improvement in environment. We need data to make good decisions. Improvements in our systems are going to make this data more available to us, easier to use and this is the whole concept behind our implementation of SAP. We are implementing SAP and related software that will enhance SAP in our breweries during '04, planning and scheduling quality shop floor operations and hopefully, we are going to move forward into maintenance in the future because we need that as a support function in order to be able to achieve the goals we have in maintenance, moving from reactive to proactive maintenance with a better staff.

We are going to go in sequential fashion to protect the business. Everyone will have heard of all the bad stories about SAP. So we are going slowly. We are going to start slowly in St. John's in August and we are going to move through the network with a small staff during the Christmas peak season. So after the beer season, we start, we go through during a peak season around Christmas, we stop, come back in Toronto in January and we should be ready for next year.

One of the reasons that Montréal has been very successful in delivering the efficiencies that they need on the line is that they have a line monitoring system which identifies down-time and it allows you to prioritize and with data continuously improving, as I told you before, the results in Montréal have been tremendous. In fact, just Monday, every one of their lines, but one, was over the benchmark on a productivity per man-hour basis. It was a record day for them.

It has not been done without a lot of work and a lot of data, and a lot of continuous improvement. What we have created is a system which takes advantage of Montréal, but builds some benefits in there. We are starting on T6 and that will become the standard that we use on all of our lines. It will be exactly the same, so that we can say that that line is performing, these are their up-time and down-time issues and they are the same here and we can measure them and compare them.

So the systems are going to give us better data in a more timely fashion. They are going to be much easier to use. It is going to fuel the continuous improvement process and culture that we need for the future if we are going to continue to deliver at the rate we have in the past.

So I would like to leave you with one thing before we go: That is that we are clearly focussed on costs. There is no question about it. But it is two things: It is cost today, but it is building a system that is a foundation for the future. So when we look back in five years or six years from now, hopefully, I will still be able to see by then, we are going to find that one of the only things that stayed the same will probably be the four walls of the brewery. When you go inside and look at the equipment, the culture and the process used, it is going to be dramatically different. That is going to be what we need as a company to continue to provide the results that we have been able to deliver over the past few years.

Okay? That is it for me. Thanks a lot. I will turn it back over to Dan.

D.J. O'NEILL: Thank you. We are a little bit ahead which is perfect. Are there questions specifically to either my introduction where we talked about the targets of what we set up, or Cathy or Greg. A lot of Greg's references relate to the work he did last year in setting the targets and the goals. In a couple of those things, where you saw those maintenance improvements, we had a $55 million maintenance price tag a year ago, way above what the World Class number was. We recognized that the reason was the age of the equipment. The analogy Greg used at the time was that if you have a ten-year old car, you are putting in more to maintain it than a brand new car. We went out and looked at the equipment from around the world. People were buying equipment and they were writing it off faster.

I have made that reference many times. When we start doing this transition with new equipment across the country, our maintenance costs fall, our shrinkage costs fall.

I was there when they first put in new equipment in Edmonton. It was called the Drop Packer and it really was a drop packer, okay. It would drop bottles and break them. They were breaking a pallet of beer a shift. So with three shifts a day, three full pallets of beer were being broken. Now, you can imagine the efficiencies around that line when you are trying to clean that up all night long. Well, they have only broken one bottle since they put the new packer in and I happened to be standing there, unfortunately for the group. They were all showing it off and this one day, they were telling me, "We have not had

breakages, it is unbelievable." I guess the bottles got nervous. I have that effect. Anyway, you sit there and you go . . . So that is the type of responses we are getting when we put in the new equipment.

I mean last year, you look at our B.C. market share, you will say, "You are down." Well, we had very, very, very few cans available for the first couple of months. We learned a ton about that. That had an impact clearly on our share in western Canada for the first three months. Now the canning line is up and running. The one you are going to see here later on today is one where it is already going and we are going at it slowly and it is progressing and getting up to speed quicker.

Are there any questions for Cathy and Greg or myself?

Q & A

UNIDENTIFIED MALE SPEAKER: (off mike)

D.J. O'NEILL: No, we are not spending a ton of money. As soon as you hear SAP, as soon as I heard SAP, I went, "Oh my God, here is when the costs go crazy." We invent all this stuff ourselves and it never gets implemented, it is a disaster. So starting from this opinion, the guys had to convince me that we could, with a $70 million capital budget, redo all these plants where we are talking about upgrades, plus implement SAP. That is excluding Brazil's costs.

Coors is on SAP and spent a lot of money. We are using a lot of learning from there. The acquisition of Brazil has brought us a lot of stuff. I mean there are a couple of charts here. We are bringing their technology here. So we know what we are getting and we are going at it in a real phase in process. I mean it is three phases. We are taking our time on this one.

So you sit there and you have the three phases. They are very simple and very laid out. It is a pretty clear process. So we are not jumping in and getting off. I am pretty comfortable that we are progressing fine.

We are not relying on SAP to bring us data that is going to significantly change any of those. I mean if it works as perfectly as we hope, then it will improve on these numbers. We are not relying on having that to get to these numbers.

B. BURDEN: (off mike) . . . pay and as we go through those processes, we feel we will find further enhancements.

D.J. O'NEILL: Well, it is all a phase. There are three phases. Phase I was on schedule. Phase II, I think is end of September, is that right?

B. BURDEN: August to January is the Phase II.

D.J. O'NEILL: Phase I, Phase II and Phase III, do you just want to give the dates?

B. BURDEN: Basically, Phase I was delivered last year. Phase I was a lot of the accounting, basic accounting systems. Phase II started just after that and finishes in January 04 and we are just now looking at what the things are in terms of Phase III, which start in F'05, basically the times schedule.

D.J. O'NEILL: The other interesting approach in the contract we made is we will do Phase I and, if we get everything we have set out to get in Phase I, then we will buy Phase II and when we get that and it is on budget, then we will do Phase III.

The thing that we really do not have, that I am dying to have – and you will be shocked – is we do not have brand P&Ls. So we cannot go into Molson Dry or Molson Ex. They manage it in Québec manually: they have a system in place. Every six months, or if there is a problem, we get into it. But how can a product manager work in an environment or a brand manager without a brand P&L where we can question them on their spending and efficiency? We do it. We do it a lot by hand. We have a lot of people doing it. But those are the types of things that you say, are we relying on that to make the cost savings? No. But when we get it and that brand P&L is printing out every month, we will get savings. But those savings are not reflected in here either.

B. BURDEN: (off mike) . . .and all the plants and all the distribution parts of the business. Also, I mean Dan talks about brand profitability. It is computerizing all that so you can actually look at it on an instant or a monthly – on actual basis rather than doing it on a broad planning basis.

B. BURDEN: Phase III would be things like consumer relationship, management, maintenance, one or two of those things. We are still looking at Phase III and still, as Dan says, we have to prove that these things will pay back and we have to prove that the investment is worthwhile.

D.J. O'NEILL: Putting SAP on an EVA program that does not have a payout, definitely changes the perspective of the people inside when they are presenting to me and the suppliers' understanding of what they have to do to get us to go forward. So SAP phases are EVA positive. When I first asked that question, they thought I was nuts. Then we said, "Well, it might be a little bit. We could be able to do it. Maybe it is a break even. Well, okay, break even is better than what it would be." Now, it is actually positive. So it has been good. It is great discipline.

B. BURDEN: It is worth pointing out that the costs of Phase I and Phase II, if you include that and add it on to the cost today, it would cost less than the old systems that we were managing previously because that was the big challenge. Let us do this for less money.

D.J. O'NEILL: There is a lot fewer people. I mean we started out bad. When I came here, there were 221 people in IT and 250 some legacy systems. So we just looked at the whole thing and said, "Okay, let us have 86 people." Why? "I don't know. Better than 221." That is one of the first organizational changes we made.

So we had a really high watermark to be able to work with it. But it is still significantly less than where we started out.

B. BURDEN: (off mike) . . .264 legacy systems. Now, I have never known a company to have that many. We are fixing it.

UNIDENTIFIED MALE SPEAKER: (off mike)

D.J. O'NEILL: Yes. We are going to go into that in detail. We are going to talk about the net sales revenue, our partner brands and how that impacts, we will bring you through that whole analogy at the end.

I. NATTEL: (off mike) Are you finding it difficult internally to generate the culture changes that you are aiming for?

D.J. O'NEILL: That is what Greg referenced several times in his presentation, the buy-in part is hard. Okay? The stuff we did out in Newfoundland, I mean the first meeting they had was about – not even equipment really - just changing process and add to. That was a disaster because they just said, "You will not listen." So they have been out there three or four times and had great meetings and it has changed. I mean it is changing.

Here, you will see, you go from a line of 24 people to 12, you are saying, "What are you doing?" Well, the biggest value here in Toronto is last summer we ran the brewery with – Michael, you are going to have to help me – 65 percent part-time people? Is that the right number?

M. DOWNEY: (off mike) 55 percent full-time, 45 percent part-time. This year it will be 75 percent full-time.

D.J. O'NEILL: Yes. Was it 75 or 65?

M. DOWNEY: (off mike)

D.J. O'NEILL: So we sat there when we closed Barrie, we had to bring a whole bunch of part-time people in, waiting for the new line to come in so that we could run it. So we are taking down the number of part-time people significantly, taking it down as a percentage, so the union is very happy, and we are actually moving up full-time people about 15 to 20 people. So it is a win for them from the point of view of we are giving full-time jobs. The part-time people we are retraining every two weeks. Because a part-time person comes in and makes some money, and then gets a full-time job somewhere else and then leaves.

So last summer was very inefficient for us because we spent more time training people in the peak summer period to try to overlap this thing of closing Barrie, producing here, waiting for the new line to come in. The union was quite happy because we said, "Look, we are going to invest. Remember we made a statement, $100 million over the five-year or six-year period, to make this happen. You just have to work with us." So they did.

Now, getting people to work in a new brewery, we trained X number of people in the new plant, well, some of them bailed. They just did not like this new responsibility. It was more of a technical responsibility than it was a labour responsibility. That part is difficult. It is interesting because you will go in there – and we will show you the old – and you go, "Who would want to work in there?" You go into the new, and you say, "This is pretty cool." You are making the same amount of money, you are doing a little more head work than you were before. But people have been doing something for 24 years; they do not necessarily want to do it in a brighter, quieter, cleaner, newer environment. Very peculiar.

Still, the place is pristine. Well, you start seeing garbage and people are not putting it in the garbage pails and they want to get back to the old environment. We have to retrain and say, "This is a really nice place. You have a brand new house. Let us keep it brand new for a little while." That is a training thing. It is all new process for these guys. But the important message is – Greg and I, we were talking about it one day - "Greg, all everyone knows us for, in this environment, is cutting costs. In five years from now, we will look backward; we are going to have a totally modern brewing system in Canada with the oldest piece of equipment being five years old."

Now, our newest piece of equipment is probably five years old, but it is Brazilian. The oldest piece of equipment in Brazil that we have is 20 years old because Kaiser is only 20 years old. All the Brazilian breweries are way more modern. The stuff that the people saw in Brazil, just outside of Rio de Janeiro, that is all way more modern than anything we would have here. What you are going to see now is something way more modern than you saw down there.

When partners come over and want to look at our breweries, I know that we are going to lose a lot of credibility, because when they go over the plants, they see old stuff. We are moving ahead.

So five years from now, we will be in an awesome position of saying, "Hey, look at this, we are set." This gets us to compete. We are learning a ton by bringing these new pieces of equipment in.

UNIDENTIFIED MALE SPEAKER: (off-mike) Last year at this event, when you announced the Project 100 sequel, Greg, your presentation . . .

G. WADE: No. I am still on the hook for everything. It is a matter of phasing. Some of the money went to P150.

D.J. O'NEILL: We had to change Greg's presentation on Sunday, the reason being that this is webcast and our competitors would be seeing numbers that are very specific to our brewing process. I did not feel comfortable putting those out where our competitors could see them.

So Greg, on Sunday afternoon, had to pull out charts and make them much more generic because I just did not feel comfortable with putting benchmarks that we spent a lot of money on finding and a lot of money achieving. So it is a perfect question. Greg was trying to share without telling the world internal numbers.

UNIDENTIFIED MALE SPEAKER: (off mike)

G. WADE: We are on the hook for everything we said last year.

D.J. O'NEILL: And much closer to making them.

G. WADE: My expectation is that I will get requests for more as we go forward. What you have seen is a little bit of the phasing of that. Because remember, it is a five-year program. This is a three-year cut. Some went this way, some are going to go that way.

UNIDENTIFIED MALE SPEAKER: (off-mike) Your benchmarks, though, often you re-evaluate them. You did it in the last year or a year ago . . .

G. WADE: The benchmarks, at this point in time, have not changed. But as you could see, we are starting to push the envelope and achieving some of the benchmarks that we had identified and established for ourselves.

Secondly, we have had a chance because of our relationship with some of the brewers that we have benchmarked and we know they are improving. I know for a fact, on one of the particular benchmarks that we use, that they have gotten better. So to answer your initial question, how frequently do you do it, it is

probably from an efficiency and time perspective, probably once every three years is about the right amount of time. So we will go out and try to do that.

With Kaiser, we have set a higher standard on internal benchmarks. So we have a good idea there too. That would be my answer to your question, about every three years.

D.J. O'NEILL: We used to be very region centric and now we have this national group and they are sharing numbers. You would think that would have been obvious, but it was not. We are finding out now, with consistent measures, just simple things like why the Edmonton brewery is way better than the Vancouver brewery when producing bottles. You get in there and you really can identify the issues. People are sharing and did not before. It just did not happen the way we were set up.

Greg's group is monitoring that, including the Brazilian company. Right there, we get savings: water savings and things like that are just improving dramatically; the shrinkage numbers are quite large. Montréal is way above the numbers that we talked about last year specifically. Maintenance is huge and making huge improvements.

UNIDENTIFIED MALE SPEAKER: If you look at the bar curve today, what you saw is (inaudible) we have made a lot of progress in shrinkage in terms of our savings.

D. O'NEILL: It is really positive. I just felt that we would be giving out some real proprietary information that I did not want to share with every brewery in the world.

M. VAN AELST: (off mike) you indicated that you are roughly at 20 percent on average in terms of realizing savings there. When we are looking at P100, where do you see yourselves reaching the benchmarks so that you reach your goals, your targets . . .

D. O'NEILL: Well, the P100 targets are set for the next three years. Greg's plan, presented last year, was a five-year plan. Because we have a $70M capital budget to spend and you also have limited capabilities for the implementation and the engineering required to do these things. So Greg has a chart, – I do not know if he has it with him – that he is going to be presenting to the Board on Tuesday. It is the grid or the worksheet that says: Okay, here are our five breweries, here is the equipment we need, here is the talent of people we need to be able to implement these things, when can each be done and where do they overlap?

That is why, you know, the program goes out to F'08. We could accelerate the cost savings program by saying let us invest more in the capital budget, move these savings closer and have these new pieces of equipment in. That would drive the efficiencies and financially, you could probably make it work. I do not think technically, right now, from an engineering support standpoint, we would be able to do that effectively.

Remember, Greg had a group of people who had never really put in a whole new line. We did not have this expertise. There was no one there who ever drew one because none had been done in a long time. So the first one was out in Vancouver, and Michael was jumping up and down as his share out in B.C. was dropping because we did not have product available. It was a major disappointment for everybody. We did not come out public with that. We just did not want the competition to know we were having real problems getting cans in that marketplace which is 80, 90 percent cans. So we were sitting there, with people trying to buy against the price increase and we were not able to supply the market.

So we found out what we did not know. We found out we did not have the expertise. The equipment put in Edmonton worked well. It was a little packer, a piece in the middle of the line. In Toronto, it is a whole new building. So all the drives that go into that and we did it extremely well, I think they missed by like 15 days in the planning.

M. VAN AELST: But I understand that to reach this benchmark, you have to plan to expand over a long period of time with P100.

D. O'NEILL: Yes.

M. VAN AELST: But to reach the targets in P100, would you say that you would go up to 50 percent on the bench mark?

D. O'NEILL: It depends on each one.

G. WADE: Think of it in theoretical terms. Over five years, we have to go 100 percent of the road. So if you take one year, which we have already done, put that into P150, and then you take three more years, we have got to get 75, 80 percent of the way there.

One other thing, too, just to add to Dan's comment on acceleration, there is a capital issue of acceleration. There is a resource issue of acceleration. There is also cultural change within the brewery. We are trying to utilize our capacity at a very high level. So when you start screwing around with one of your lines, you take some capacity risk. We do not have a whole lot of extra capacity to play around with.

So there are many factors, plus we are doing SAP. We had a question about SAP. So there is an organizational ability to handle change. As much as we would like to go faster and save quicker, we have to be really careful.

D. O'NEILL: And that is something probably these guys have taught me because I would do it. You know, let's get it done and they are saying we cannot. We just cannot do it any faster. We might as well do it well and not have the glitches and make sure we have the right talent in the company.

I got an e-mail from the guy working out on the Edmonton line on Monday. He said, "We have this one piece of equipment that is awesome now. But what about the other ends of the line? Give us those because we can work the whole thing perfectly." We are going yes, okay, but you know . . .

So at least, we have the enthusiasm from individuals who are pretty keen on seeing what they can do given the right equipment and they are pushing us. Now, the end of his line is not a priority because there are not enough savings there to do it. But at least, the people are recognizing the improvements and once that catches on, it becomes a lot easier. We might be able to accelerate it later. But we have brought in a new brewery manager for the west because we had such problems and the talent was not there. There are two or three levels of people from the top guy in Vancouver to about three levels below that are all new because we needed new people to be able to make these types of changes.

M. VAN AELST: (off mike)

D. O'NEILL: Cathy can talk to you about that. Cathy, you have never had trouble being heard before.

MS. C. NOONAN: We have been working on this initiative with Coors over the last couple of years and to be very frank, it was a bit slow kind of getting off the mark. I think part of what happened there was we ended up working on some of our Kaiser initiatives. They also went out and did their deal with Carling. So for a period of time, we slowed things down. But we have actually accelerated that program today. We have had a couple of meetings in the last several months to kick it off again. We are doing some initial efforts on the indirect side, looking at materials that we buy that are not direct for our breweries. I think we are going to actually do our first one in the next month.

So we see there is still potential to go forward on the Coors side.

D. O'NEILL: I think it was interesting because the big learning for Cathy was that they had not ever thought we could bring them savings and that we were just going to them for savings. Then when we started sharing some costs and they said, "Wow, you guys have some stuff you get cheaper than us" the interest level grew back a bit.

Any other questions?

UNIDENTIFIED MALE SPEAKER: (off mike) Dan, you talked a little about global benchmark (inaudible) once you have completed this P150. How will you benchmark yourself against the competitors from a brewing, distribution . . .?

D. O'NEILL: Do you have those numbers with you?

UNIDENTIFIED MALE SPEAKER: No. We decided . . .

D. O'NEILL: Did everyone hear the question? It is: How do we compare ourselves with the local brewers, specifically Labatt in terms of distribution. I think they were ahead of us because they put a lot of investment into principally the London brewery for their exports into the U.S. We were behind the ball there in terms of production. We are catching up, I believe. We do not have the exact numbers. You

basically know the equipment. That is one of the reasons we pulled a lot of the data out of the presentation.

I think we are gaining on them, but they were ahead of us. But huge investments. I think here in Toronto with the new facility, we will be top of the heap globally. So I think we were behind, but catching up.

In terms of transportation and the whole distribution area, and the big number you saw there on distribution, you say, "How can you be far that behind?" It is one of the pots that we have not really addressed since we started. We have been doing everything else. Supply chain is still a big one that we still have not talked about and I would hope in a year from now, we would be coming back with something on supply chain because that is one where we are on the fringes, but not really deep.

There are basically three different systems in Canada: one in Ontario which uses the Brewers Retail, one in Québec where we have our own trucks and we deliver and Labatt delivers to the same account. You go, "How come you are doing that?" I mean here in Ontario, it is fine to deliver on the same truck and over here it is not. Then there is a different model out in Western Canada which is kind of a hybrid of those two.

So you sit there and over the summer, when we did our strategic review, we addressed the efficiencies of each one of those models and we said, "Well, which is the best of the three?" There has to be one that is better. There are a lot of different reasons for keeping all three. But what we did identify is ways to make each one of them better within their own form. Ray did a neat program and that is one of the things that is in Project 100. We put in a new distribution centre in Montréal. He is actually shipping other products on his beer trucks that are delivered to the same places. We have gone out and gotten contract delivery to help reduce the cost. The warehouse is out of the brewery. It just gives us better leverage. We have reduced a large number of regional little warehouses around the province into this central one and instead of having beer stored all over the province, we have more of a cross-docking type of approach and I think we are going to end up with 11 cross-docking locations where we used to have over 30 warehouses. So it reduces the inventory. It improves the whole simplicity of the process.

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: We reviewed it. We have looked at it and we have not come up with a really good solution. Having faster lines and better lines with fewer people reduces the costs associated with that and just bulge going through the system, but it is going to be there. We have a lot of conversations on that issue. We can lower it, because of improving the speeds, but it is going to be there.

Now, the question becomes can you, rather than storing all this in your own warehouse, can you give that to a third party and can you do other things to reduce the cost? Those things we are looking at. But that goes back to Irene's earlier question about what happens with the unions. So we are not really going that way, but there are a million things out there. At the end of the meeting today, we look at the stuff we still have to do. I wrote it on a plane one day and I am glad it was a long flight because the list is seven miles long. But those opportunities are still there. We just have not gotten there yet and we have to evolve into them.

R. KIZZELL: (off mike) EVA . . .

D. O'NEILL: We are pretty practical about it, especially at the Board level. All the projects we do are on an EVA basis. Even in Québec, where they have a lot of programs with the accounts, they do an EVA on those things, a three-year program with Cage aux Sports is presented to me from that perspective. But then you have to step back and say is this really practical? We are pretty good at that. I think there are two people on the Board who really say, "Hey, wait a second, is this telling us the right thing?" So you have to take the practical approach.

We, as a company, purchased the Brazilian company a year ago, knowing that – to me personally, as well as to everybody here – it would have a huge impact on our bonus this year. You sit there and you go, does EVA allow you to make the right long-term decision for the company. Well, if we are looking at that as a six-month payout, you would say you did not buy Brazil for six-month, no, of course, we did not. So it impacts us all. But you step back and you read the books of Stern Stewart, they have got a million out clauses to deal with these things. We wanted to be pretty pure. So we stuck to our guns and said year one is going to hit us, but year two, three and four, it should be positive.

We step back and at least have that conversation and make people aware of that. It is a constant conversation. We do not have blinders on doing EVA. As you say, there is no value from doing that. But we get paid that way and the blinders are on from the payment point of view, but otherwise, we step back into practicalities.

R. KIZZELL: (off mike)

D. O'NEILL: With brands? That goes back to our discussion of not having brand P&Ls and being unable to allocate realistically the right cost to varying brands. So we do not bring it down to a brand level.

I mean the brand discussion we should have today, because there were a couple of conversations – the core brands clearly are the brands we focus on. I have asked Ray this morning to expand a little bit on how we address the opportunity of the marketplace and how we divide that up into needs as opposed to simply the core brands we are working on.

We are going to head out here and have a break. Let us say we will be back at five after ten if that is okay. Thank you.

BREAK

D. O'NEILL: We are about five minutes behind time, which is fine. The next section is the Strategic Overview. This goes back to the work we originally did about the base strategies for going into areas where we plan on going. We were going to include in here a quick overview of Canada and our basic principles in Canada. We felt most people in the room were pretty familiar with that. So what we are going to do is have Dave and Robert. Dave will be speaking about the U.S., where he is going and highlight what his expectations are for the coming year. Then, Robert will go over an outline of Brazil, what he has learned. I had dinner with Robert last night. The amount of knowledge he has relative to eight months ago is incredible. Hopefully, you can get a lot of questions answered on Brazil when that happens.

I can see Robert. He is just having his cup of tea, so he will be here in a second, hopefully. I will turn it over to Dave and he can take you through the U.S.

STRATEGIC OVERVIEW

D. PERKINS: Thanks Dan and good morning!

Just over two years ago, as you know, we repurchased our U.S. business and we formed a joint venture with Coors to take advantage of their selling and their logistics capability to help us build within the import segment. The import segment in the U.S. is a pretty attractive one for us. It is now about 26 million hl or 22.6 million barrels, which is about 30 percent larger than the total Canadian industry. So a significant prize there. The import margin is estimated somewhere around the $1.7 billion range U.S. So we are talking about an attractive target market.

What I would like to do in the next few minutes is talk about the three priorities that are being focussed on and the progress that we have made since we set up the joint venture, and then talk about our four current priorities that will guide us through this year.

First of all, our priority going into the business was to get momentum going on Canadian. We needed to stabilize overall Molson volume and, in doing that, we needed Ice and Golden's decline slowed. But most importantly, we needed Canadian growing. What you can see is in 2002, the Canadian trademark grew about 37 percent. So we did see the momentum that we wanted to see on that brand. Interestingly, at the same time, we were able to slow the decline on Golden and Ice. You can see that Golden went from a 21 percent decline to 12 percent, while Ice went from almost 20 percent to 10 percent. So, good progress across the portfolio, most importantly getting that momentum into Canadian.

If you look at the bottom part of the chart, you can see that we have made some pretty significant progress in making Canadian available with distribution going from 19 percent in the first quarter of last year of 2001 to 38 percent, so doubling of distribution in the Nielsen data by the fourth quarter of 2002. So Canadian is moving in the right direction. I would have loved to have seen 2002 in total being a positive number. We were down a tenth of a point. But we are moving towards positive momentum there.

The second priority for us was really about getting a distributor network in place that we knew would get behind the Molson brand and help us grow this business. I mean you cannot overstate the importance of distributors to your business in the U.S.

If you look at the total network in 2002, we are down the one tenth of a point in volume. Interestingly though, when you look at the Coors distributors, which is the direction we are moving to in many markets, towards the Coors house to get the leverage obviously that comes from our JV. They grew the business 1.6 percent versus the non-Coors houses where we declined over 2 percent. So you see about a 3.8 point difference in performance between those two groups of distributors. As we move more and more in the direction of Coors distributors, you can expect performance to improve. If you look at the bottom part of the chart, we have 582 distributors. If you go back a year ago, 328 of those were Coors houses. That has increased by almost 100 distributors in the last 12 months. So we are moving quite significantly in the direction of alignment with Coors houses. There are some non-Coors houses that we will remain with, because they are the better distributor in the marketplace. But certainly in the smaller markets and in some critical core markets for us, we are moving in that direction.

The third area of focus was around creating an effective sales organization. So for us to be able to engage the distributor network in the business, we need to have a strong selling capability. You can see that in the northeast, we have got 33 dedicated people that cover 100 percent of our northeast volume. We have dedicated Molson salespeople against our entire business in the northeast, which is about two-thirds of our business.

In the mid-west, we have 13 people. We cover about 90 percent of our volume. The 10-percent balance is covered by the Coors shared sales force. That is where the Coors sales force comes into effect. Then, in the balance of the country, we cover 15 percent of our volume. So clearly, what we are doing is focussing our dedicated people in the northeast and the mid-west, which is most critical to us and we rely heavily on the Coors network in the balance of the country. But in total, we have about 88 percent of our current volume covered by a dedicated sales force.

Looking ahead, then, to our current business priorities, the first one is really around achieving total Molson volume growth through sustained Canadian momentum. Our target for the coming year is 3 percent volume growth in total and that will be driven again by continued growth on the Canadian trademark, looking at strong double digit growth there, about 32 percent for this year. There are a number of activities that are going to drive those results. We have been very happy with our *Because* advertising campaign – great consumer reaction to that. It is driving the awareness that we need. Twin-label promotion is working well for us on premise. I think you have seen twin-labels come into Canada now and what they are doing is creating top value, especially with the 21 to 25-year olds that are so critical both to the category and to us building the brand. So the twin-labels are working well.

We have been very effective over the past 12 months and will continue to have focus on unique packs. We have done the five-litre keg, which you would have seen in Canada as well, with the Detroit Red Wings logo – highly collectible. We have done 28 packs to ensure that we are providing value to our consumers. So new packages and innovation have been an important way that we have distributors onside with us and we have renewed retailer interest.

The other thing that we have seen over the last couple of years is the importance of local level planning. There is no question that the local markets are very different in the U.S. and you do need to tailor what you are doing in each of those markets. So in the coming year, we are going with a fair degree of customization, market by market.

The second business priority is getting our distributors engaged in selling on premise. I talked to you last year about the importance of the on-premise channel for rebuilding the brand, for building this brand with 21 to 29-year olds. That is where the people are. So you can see the progress that we have made in the last 12 months in the number of points of distribution and the percentage of our business that we get from the on-premise channel. We need to continue to push in that direction. Essentially, it is a manpower issue. We are putting people against the on-premise trade, both Molson dedicated people and we are doing co-op programs with our distributors where they will bring people on, on their staff who are dedicated to building the Molson brand there. So that is our number two priority, and a critical one for us is continuing to build the brand on premise.

The third is pursuing some high potential market expansion. The first years, we were very focussed on the top 10 to 15 market areas that are really important for us, getting the momentum going on Canadian. Now, it is time to go after California and Florida. They are huge import markets. You can see they account for almost a quarter of the import category in the U.S. We have effectively not been there in prior years. We are putting dedicated people in California, who will be growing the Molson Canadian brand there. It is interesting when you go into these expansion markets. We have a clean slate there. In some of our markets where Ice and Golden were big, you are fighting declining numbers on those two brands. Here, we can go in and there is good upside for us because we are starting essentially from scratch. We are focussed on the Canadian brand. We have an opportunity to help people understand what Molson is through Canadian, not through having to overcome some of the things that prior brands may have created.

The fourth and final focus for us is really continuing to manage the non-supported brands. So Ice and Golden are large enough for us that we cannot afford just to pull back and on Ice, in particular, we need to continue to manage that decline through single serve, through focussing where distribution is currently strong. It is more of a defensive maintenance strategy, but very critical to us being able to grow overall volume for Molson.

So the focus really for us going through this year: Continue to get momentum on Canadian, ensure that on-premise is coming along the way we need it to and manage the decline on Ice and Golden.

With that, fresh from Carnival in Brazil, not in a thong any longer, I would like to introduce Robert.

R. COALLIER: Thank you, David. [PORTUGUESE LANGUAGE] So this is for those who asked me how my Portuguese is doing.

Briefly, what we are going to present to you today is a quick update of our Brazilian background, give you an overview of what is going on in the marketplace, our strategic plan highlights and more importantly, our business opportunities and the actions we are taking.

In terms of background, it has not been an easy entrance to this new market. As you all know, the currency has been quite erratic, given the Brazilian political situation and the overall economic situation. So that is the situation that we were confronted with. Dan and Brian talked in the past about our hedging policies and we were hedged, luckily, from August until the end of our fiscal year this year.

In addition, the situation from an inflation standpoint in the country is a little bit difficult also, although the political situation is improving and the new government is building a lot of credibility in the marketplace. Definitely, the inflation is the key component that they have to address in order to make sure that the country reaches the stability that they need to reach. But there has been a very strong commitment from the new government, and more than commitment there has been action, in order to address the inflation because I think the government realizes that in order to fulfill its objective of wealth distribution, they need a strong economy and a strong economy will only happen if inflation is under control. This being said, they are resetting their goals on inflation regularly. We are now talking 9 percent next year. As you can see, until January, there has been a substantial growth in inflation.

Brazil, as you all know, is a great opportunity for Molson. You are familiar with this data. The market size is about 84 million hl. The market growth is about 2 to 3 percent. The market value in terms of net sales is $3.8 billion if you compare to about 4.5 in Canada. The profit pool is about $1 billion and it is the fourth largest beer country in the world.

Again, consumption of litres per year per capita has been quite stable over the last few years. But what is interesting to see is that if you look at 1994, the consumption went from 38 litres to about 50 and that was when the Plano Real was launched. Basically, it shows you the impact of a redistribution of wealth. Just to bring some numbers that probably most of you are familiar with, minimum wage in Brazil is 200 Real per month. Two hundred Real per month, roughly to convert that into Canadian dollars, divide that by two, so it is about $100 per month. A large portion of the population earns one Real per day. A 600ml beer, right now, sells for about 2-2.20. So as you can appreciate, as you increase – and the government's first objective is to increase the minimum wage to about 220, 230, it means a huge increase of disposable income for consumers, therefore, offering us a great potential to increase the consumption per capita.

Now, let me give you an idea of our strategic plan. We believe in general that there is room for a beer company to reach a 20 percent market share in the future. How are we going to do this in the short term? Our objectives are very clear, and they are based on the same model that Molson has elaborated and that Dan created when he arrived. We are committed to grow 15 percent our EBIT, annually, and also to improve the EBITDA gap with our main competitor. As you know, they are having a huge EBITDA as a percentage of net sales revenue. Our goal is not to reach that level, but certainly, our goal is to close the gap. That is very important to us, to work towards closing the gap.

We need to increase market share and reconfirm the leadership position of Kaiser Pilsen. Again, we believe that it is extremely important that although we have two major brands in our portfolio and we will have a strategy for those two national brands, that Kaiser Pilsen remains our main focus in the future and our lead brand so that lead brand can finance basically activities of development of other brands.

We want to reach 80 percent of carbonated soft drink distribution and that is our big challenge. It is to make sure that we work hand in hand with the distribution, the Coke distribution system to improve the numeric distribution of our products.

We have to set the organization in line with the business needs. That is also very important. We have now acquired the business for almost a year. We know where our strengths are. We have a lot of strengths. We have some weaknesses. We know where are weaknesses are. We need to address them. So we need to create the organization that will be able to face the challenges that are ahead of us.

Finally, it goes without saying, but as part of the company, the total company philosophy, we have to deliver a quality product and that is key to our future also.

In terms of market share, I think it is important to bring back some facts on market share. We have been growing market share since September, back from where we were at the lowest and that from where we were last year. We have lost market share in the beginning of the acquisition, a lot of it due to the fact that we had major problems and you are going to see that on the next chart with Bavaria. But also, it happens in an acquisition of that nature and a combination of two corporations that there is a little bit of lack of focus and that created this situation. We are very proud to report now that we have grown market share 3.6 percent over the last three months. Will that continue? Probably yes, it will, but it will be erratic. We have been very successful at growing this. We have a competitor that is not very happy about it. So he is probably going to react. We are expecting him to react. But what is important is that we are picking at a lot of our weaknesses and addressing them quickly so that we can continue to improve in the long term.

In terms of both brands, I mean what is great is that we are seeing a tremendous improvement in the Bavaria situation. We have reached a 3.7 market share in January on Bavaria, one point higher than last year at the same period. We are slowly closing the gap on Kaiser to get back to the level that we were at last year.

In terms of business opportunity and action, we have very clear objectives, a very clear strategy and what are trying to do is to keep it very simple. The first is we have to build strong brand equity. That is very important. Kaiser has been developed in a difficult governance situation. We need to refocus and build brand equity.

The second objective is that we need to accelerate the development of the cold market. As you all know, the cold market is much more profitable than the supermarket chain, the reason being that we are using the returnable 600ml for the cold market. So extremely important to work with the system and develop this market. We have a great opportunity because Coca-Cola faces the same thing. The cold market is much more profitable for them. They want to accelerate their development. So together, we now have the synergies to do that.

D. O'NEILL: (off mike) Tell them what cold markets are?

R. COALLIER: I am sorry. Cold markets are bars. Cold market is out there in Canada, minus 30. No, they are bars, everything but supermarkets. That is it basically.

D. O'NEILL: On premise.

R. COALLIER: On premise, yes. Immediate consumption as they call it also as opposed to future consumption. Learning all kinds of fancy words . . .

We need to reconfirm our Sao Paolo market leadership position. That is extremely important also. This is where Kaiser had historically the biggest market share. We have lost a lot of market share. We need to regain that market share, particularly in the cold market.

We need to continue to reduce the price gap, but without impacting volume. You saw also that chart when I showed the volume. A lot of it was in our summer in Canada and winter in Brazil when we took an 8 percent price increase across the board. Well, we have learned obviously that that was the right thing to do, but our competitor took great advantage of it.

We will close the gap. We are committed to ourselves because profitability will suffer if we do not do it. We will close the gap, but we will do it in a more orderly fashion, more slowly and we will be doing it differently also from one region to the other. Depending on the brand equity in one region, you can take a 10 percent increase and in another one, you can only take a 1 percent increase. So we are working this a little bit differently. We saw that the impact was a little bit better as we are working out the new approach.

We have to continue to build a strong relationship with the distribution network, the Coca-Cola distribution network. This is key. I see my job a lot, as I told Dan, as to visit the bottlers to understand their problems and to develop a partnership. Again, we resolved those governance issues that there were there before, where you had a bunch of bottlers owing Kaiser and management always used that as a reason not to perform and it was always the fault of the bottlers. We are over that period now. What we are trying to build is an honest relationship, but based on performance and we will evaluate each other's performance.

Finally, we have to improve sales executions and implement appropriate tools. We have lived with AmBev for almost two years. We know how good they are. I think I can say that Molson learned a lot from AmBev. So a lot of these things, we are trying to import into the Coke system and the Coke system is extremely receptive to those changes.

We have eight levers, basically, that we are going to work on in the future. To each of those levers, we have identified potential – potential I am saying – potential EBIT generations. We have identified approximately $140 million of EBIT potential improvement. It is not going to happen overnight. That is important. I mean I would not want to stand here next year and someone raised their hand and say, "Hey Robert, you had $140 million last year." This is a long-term program. But it shows again that we know each levers and how much we can expect to deliver if we execute well on these levers.

Therefore, when we meet with the bottlers, those are the levers we talk about. Those are the points that we discuss and the strategies are elaborated around these levers. I am not going to go through them. You have them and we do not have much time.

Projeto Cem was announced when we acquired the business; the project was 100 million real. Have we got to the end of Projeto Cem? Hopefully not. We are ahead of the program. We are looking at many other opportunities as we are getting to know the business better. Also, I think we are identifying much more opportunities. But for the time being, I am very glad to report today that we are ahead of our estimates for the first year. We had 40 million Real in the first year. Now, we are heading towards 54.7. Some of these savings, we accelerated to give in the fact that the currency did not go in the direction and things like that. But it shows that the potential is there to generate a lot of savings.

Finally, the last chart is really to say what is important going forward is that we have a clear relationship, clear responsibility between ourselves, between the bottlers in what we attempt to achieve together. I think it is important now that when you draw the line, it is much easier to measure each other's performance. I feel that we are as responsible to the success as the bottlers are. For example, we always talk to the bottlers about market share and numeric distribution. I want them also to question us on brand preference. Have we improved brand preference over the last two years or over the last six months? We owe it to them, also to the system, that our investment brings a return to them. So this is how we have set it on this matrix and it is very clear now who is responsible for what.

So, that completes my presentation. I hope I did it . . .

D. O'NEILL: Perfect.

R. COALLIER: Perfect? Good.

D. O'NEILL: (off mike) . . . there is one sheet has the eight points on it, and I apologize, if you would have had the copies of these things to work with, you could have probably put your nose right on it, it would have been a little easier. But right there is the core essence of Brazil. The great work that they did on the strategic plan over the summer was to highlight these eight points. When I visit Robert, those are the things we go through. When he visits the bottlers, that is what they go through. That is what the marketing department presents. That is the whole plan on one sheet of paper. We have that also in Canada. We contemplated showing that. I think Dave's were pretty clean as well.

So from a strategic point of view, in Ontario, there are specific points as well. Ray has about six there. David has, I think, it was four and you have seen Robert's. So that is the specifics that we are working on in each country. That is what we measure the group on. That is what their annual targets are set to. It is really important that when you see that 140, you say, well, that is next year? No, it is not next year, but one will meet it faster than the other and one may be more and the other will be less. But that is the strategy we worked on this summer to try to identify where the opportunities were. Thank you.

So Ray is going to come up and talk to us through this whole area that I think is critical for all of us, the whole area of profitable growth. We have got the next three people on profitable growth. Ray Douin will do Québec East. Then Michael Downey will do Ontario West. It is very specific to one particular item and then the newest member of our team, Peter, will come up and talk about an overall of innovation and business development.

Okay, Ray?

PROFITABLE GROWTH

R. DOUIN: Yes. Okay. Dan has asked me to talk to you briefly about segmentation, how we go about doing this. Obviously, we are all aware that there are many ways of segmenting. There is obviously the traditional pricing approach to it. You can segment using alcohol content. You can segment using sizes of containers, et cetera. But five years ago, Molson adopted a new discipline based on consumer insight, which is to understand the needs of consumers along drinking occasions and bundling those needs into homogeneous groupings and mapping the portfolio according to those needs. So , if we have mainstream drinking occasions, and this would be a very significant volume segment, we would target one or more brands to it.

About five years ago, when we started that process, we identified six major consumer needs or occasion-based segments. Today, that has evolved to 11. Three of those are segments that have to do with easy drinking, light beer. So that serves as a nice introduction to my presentation because we have set out to map the portfolio according to this development. , last year, we have launched Molson Smooth Dry, which addresses one of those occasion-based segment. This year, we are about to launch a new initiative and my role today, is to communicate to you our strategic intent within the Québec light beer category, which is to capture the number two position and lead the segment growth with a known brand while, at the same time, protecting the current dominance enjoyed with Coors Light.

We see this as a major opportunity because the Québec light category is underdeveloped and as you can see here, it is growing very rapidly and clearly, outpacing the Canadian trend. We see here the light category in Canada, representing a little less than 13 percent of the total market, picked up about three points over the last six years and has been growing volume at an average rate of about 6.7 percent over the last two years. Comparatively in Québec, the segment is barely 4.4 percent right now, but that is more than double from its three years ago position. Even though it is three times lower than the Canadian average, the volume is growing at an average of 31.5 percent currently. So we see that obviously as being a major opportunity for us in the Québec market.

Molson has done extremely well in the light segment, behind Coors Light, which has dominated not only the growth, but also the share of the light segment, while Bud Light and Blue Light importance have been declining. We see both Bud and Blue reducing their share of segment through the years, Bud here losing about five points over the six-year period and Blue Light losing about ten points, where Coors Light has more or less quadrupled its importance for the period ending F'02 and currently, occupying a very commanding position.

Also of note, even though Labatt has registered very significant volume increases over the last three years, they are clearly lagging behind the industry performance and barely riding the wave, while Molson has enjoyed volume increases that are three times those of Labatt's.

We believe the U.S. experience is important for us. We foresee more growth in the Québec market and we believe that at least two major brands will emerge. These are our projections for the light segment in Québec. We see a segment evolving from currently 4.4 percent to approximately 13 percent by F'08. That will take us where the U.S. was in 1980 and where Canada is in the year 2001.

Similarly, through the U.S. experience, we see that Bud has been able to carve out a very significant presence in the light segment with a 43 percent share and Miller occupies the second position with 26 percent with the others following a distant third and fourth. In Québec, we saw that Coors, as we saw earlier on, has been able to capture, reverse the table, and capture a commanding position with 68 percent. Our strategy is to place a wedge right here and insert a new brand, having an ambition to lead the segment growth instead of just simply riding the segment volume increases.

So our opportunity is to secure and grow our dominance in the light markets. We will do this by developing a pre-emptive plan to capture the number two position. We will do this while the cost of entry is still low. Our plan is to increase our share segment from currently 68 percent to 78 percent by F'08 by allowing a new Molson-owned trademark to capture some 20 to 21 percent of the segment and maintaining Coors Light in the 50 to 55 percent range. Of note, even though we see a decrease of segments here, Coors Light will continue registering shared growth because of the strong growth in the segment.

Our plans also call for leveraging a current equity and the ability to launch from the current and existing brand will allow us not only to minimize the cost of entry, but also to improve our spend efficiencies.

So we are proud to announce the introduction of Molson Ex Light. Molson Ex Light is a light beer with taste. It will feature a 4 percent alcohol per volume liquid and combine not only easy drinking, but also the flavoursome taste attributes that the mother brand possesses. It is a different light beer. It is a beer that has done extremely well in research with consumers. It is a new liquid. It is not a diluted Molson Export and it is a liquid that is good enough to be called Molson Ex.

The label here, I just noticed that this is one of the original packaging, but you will see more on the packaging later on. The label will be a dye cut shape making it different from the mother brand, which has a more traditional rectangular label. The predominant colours will be red, blue and silver. The brand will be supported by consistent and significant support in the (inaudible) to ensure its growth and it will be kept distinct and independent from Coors Light and Molson Export.

So again, we think there is an opportunity here to use the U.S. model that has been employed by Bud and Bud Light. We see in the U.S. market that the trademark has been able to grow its share from 27 percent to about 33 percent, again, of about five to six points over the period even though Bud, the mother brand, has lost some eight points during the same period. Similarly in Québec, we want Ex Light to contribute to the TM growth and we are planning an increase in share of market of about 1.7 for the period.

UNIDENTIFIED MALE SPEAKER: Make sure you notice the dates on that chart.

R. DOUIN: What I am about to show you is the introductory commercial. You will see this in animatics form, or cartoons if you prefer. We do this in order to test commercials to make sure that they are sound before incurring the very significant production costs. This commercial has been tested for breakthrough, persuasion, linkability, sociability as well as a product centre communication. It has done extremely well on all counts, meeting norms or even exceeding norms.

What you will see after this is a short video as well that will show you a more updated version of the packaging.

VIDEO PRESENTATION

R. DOUIN: This concludes my segment. I would like to leave you with these thought. What we are about to do here is secure Molson's future in an emerging segment that promises to become very significant.

We want to do this by leading the segment growth. We want to do this by protecting our dominance while obviously minimizing our cost of entry and maximizing our spend efficiencies. Thank you very much.

M. DOWNEY: My presentation is really an extension of Ray's because I am going to talk about the light category in Ontario West and our efforts to grow a brand called Canadian Light. Like Ray, our objective is to capture the number two position in Ontario West, while continuing to see the growth on the number one brand in the light segment in Ontario West, that being Coors Light.

As way of background, if you look at F'02, there was really only one light beer that was dominating in Ontario West and that was Coors Light with a 68 percent share of segment. Canadian Light, which up to F'02, we were not able to market due to our agreement with Coors, was a 2 percent share. Over the last three years, up to F'02, Coors Light had actually gained ten points in share of segment and there was only other brand, that being Bud Light, that grew four points from basically one share point to five share points of share of segment over that three-year time frame.

So clearly, our objective here is to continue the growth on Coors Light. There is no reason why that brand will slow down, because it is main streaming outside the light segment and we also want to see Canadian Light grow from 2 percent share of segment to 10 percent by F'06.

We have tested new positioning on Canadian Light and really, what we have done here is new positioning that does not apologize for the positive benefits of light beer. What I mean by that is one of the advantages of an easier drinking, lower alcohol product is you can drink more of it. So you can sustain yourself longer in the evening and that is why we have got a positioning that is based on one good time leads to another. We tested this positioning, an awful lot of data on the chart, but basically, we tested it against a pre-measure and also against other positioning research we did on Molson Export and Miller Genuine Draft Clear when we brought it into Ontario West. In all cases, the Canadian Light positioning not only met the criteria, but also all the major benchmarks.

We also want to change its packaging. We believe Canadian Light's current packaging is too close to Canadian, not differentiated enough. So we went through over the last couple of months a redesign on Canadian Light and again, we tested the packaging. What we found is that it is not only significantly stronger than our current design, but it is also significantly stronger than the key competition's, that being our own brand, Coors Light and Bud light. You can see the key dimensions that we tested against: Overall impression, purchase intent, quality, stands out, energetic and refreshment which is key because that is one of the product traits of Canadian Light.

We also extended that packaging to can and secondary packaging. These were also tested. I will make the point on the secondary packaging which is the case, that you will see over time us extend this type of look to our mother brand Canadian. Canadian will own the red colour and Canadian Light will own the blue colour and we think in retail, we will get some great bill boarding effects when the two brands sit side by side – close enough, but different because of the different colours.

So, in summary, before I show you my cartoon or one of the animatic ads in research, we want to grow Canadian Light by differentiating it from Molson Canadian. This has to be a stand-alone brand. But we also know that we have the advantage of driving trial by using Canadian as the carrier, that we have been successful in our test market with a mixer case that has Canadian and Canadian Light in it. We will continue to do that because what we want to do is make sure that, if a Canadian drinker is going to go to a light beer, he will go to Canadian Light. We will also activate light beer drinking occasions.

Moving forward, we are currently in test market in the northeast of Ontario. We will remain in test market through F'04 and also in Alberta and we look to rollout in F'05 to wider geographies.

So again, I am going to show you one of the test spots that are currently in research. It is a cartoon, but it hopefully reinforces prolonging the good time.

VIDEO PRESENTATION

M. DOWNEY: So the key here for Canadian Light in Ontario West is it has to be complementary to both Coors Light and Canadian. We believe the light segment will continue to grow in Ontario West, not at the rate that Ray is predicting in Québec because it is more developed in Ontario West, but we believe it is important to grow a major secondary brand that can complement Coors Light in the marketplace. We

think the best way of doing it is really reinforcing the key benefits of a light beer, which is prolonging the good time with a refreshment hook. Thank you.

P. AMIRAULT: Thanks very much, Michael. Good morning, everyone. For those of you who do not know who I am, my name is Peter Amirault. I joined the company about nine weeks ago. I am responsible for Business Development and Innovation.

I thought it would be worthwhile to do two things today. First of all, I want to talk to you about my role in total in the organization and how it breaks up. Secondly, I want to introduce one of the innovations for 2003, or F'04 for Molson.

The first thing I want to do is go back a little bit and talk about the company's major goals. First major goal is to remain as one of the top performing brewers in the world. The second one is to ensure a long-term shareholder value growth through profitable growth and global expansion. We want to get into the top ten in terms of the brewers of the world. We are currently in the 12th or 13th position.

My role - and the team that I work with - is split into two sections: Business Development and Innovation. Business Development is broken down into Joint Venture and Acquisition Opportunity Evaluation. The second is Export Initiative.

The company has done exports for a number of years. We are in about seven or eight markets today, but not in an as organized a fashion as we would like. So one of the things that we want to do is put together a brand bundle, go to the different markets as we have selected them and introduce a Molson brand into those markets. So those are obviously outside of Canada and larger in scope.

In terms of the innovation, that is new products, new services. We have talked about some of the innovation that is already happening in the United States and in Québec today. But these will be principally in Canada that I will be responsible for and they will be market-ready products.

Next, I want to talk to you specifically about one of the innovations that will be a big focus of the Molson organization in the coming 12 months.

As all good innovation ideas, they start with the consumer and they start with market segmentation, looking at what is happening. As we all know, we have talked about before, the fastest growing segment in the Canadian beer market is super premium imports. They range in size. In Ontario, the category is worth almost 10 percent, but on a national average, it is closer to 7 percent. In the United States, as Dave talked about, super premium brands and imports actually represent 12 to 13 percent of the category. In Canada today, we are at half of that. Can we grow further? Sure, we can.

One of the things you need to do to drive growth in a segment is to have new products that interest consumers. So clearly, Molson was looking for one. Today, we want to introduce the Bavaria brand to Canada. It is actually shipping in stores today. I believe we have some to give everyone today to sample and take home. But if we do not have enough for you, please go to your Beer Store or LCBO over the weekend and grab some.

The target is males 20 to 29 years of age. That is the consumer who has been driving the growth of the super premium import category. We want to talk to those people directly. The point of difference for this brand is it rewards your thirst for adventure and where better to do that than Brazil? The interesting thing about this brand as well is Brazil is seen as a newer country, but this brand has been available since 1877. We also know that within the super premium category, heritage means a lot to consumers. So this brand has it.

In this company, there is a great deal of research completed on new products and new initiatives. This one was certainly no exception to that. The product has been tested in great length, as has the concept itself. Both of them scored above international product norm. What does it look like? It is a clear bottle, an embossed bottle actually. It will be sold in six-packs in this country. It will not be available in cans or draft in the short term. It will be priced at Heineken and Corona pricing. So, it is at a super premium import price, which will help actually validate the *premiumness* to consumers. It will also help our margin pool as well.

What are we going to do? This brand will be supported, heavily supported. It will be a core brand and I think as you all know, when a brand is designated as core at Molson, it gets a lot of time, a lot of

attention, a lot of resources. We will have television advertising for the brand which will break in May in Ontario and slightly later than that in Québec. We will spend a lot of time at retail and we will spend a lot of time on premise. In order to get a super premium import brand established, it takes a lot of time and attention on premise. We are going to be in 2,500 accounts with promotions. Molson has the largest sales force for beer products in this country and the best. We will be able to execute very well on premise.

In summary, what is Bavaria? It is a very well-researched idea. It gives us some news into the super premium import category and it gives us a larger share of the market pool as it is a core-owned brand.

Having said that, I would like to leave you with a taste of both Brazil and Bavaria.

VIDEO PRESENTATION

D. O'NEILL: That is obviously not the ad we will put on air in Canada for obvious reasons. We tried, but the government balked. But we would like to be able to put it on the air and keep it on the air. The whole Brazilian culture and what we are trying to communicate is clearly what we want to be able to capture.

As a note before Brian comes up, I look at price segmentation and where we have to be. You can look at the elements of the mix, our *owned* mix, and where we are trending in terms of our partner brands. Brian will talk to you a little bit about that. We have watched for several years the trends. We have been developing varying brands; like Bavaria's brand is obviously not just since we bought Kaiser. It has been since we bought Bavaria and we have done all the research. The liquid is a really easy drinking liquid. So it fits into the whole light taste area that we were talking about. So you are meeting the growth of super premium with an owned brand. Then you look into the next segment where we are in the premium light beers – we have addressed that.

Those are the innovations that we are launching now. We are looking at other things for later in the summer. But hopefully, we will be in a position to decide later in the summer if we want them now or later next year, for example.

We are moving forward on the innovation front, obviously. I am going to come up later and talk about the pillars. The things you see today all fit into those four pillars and those four pillars are not static in nature. I mean every time we achieve something in one of those pillars, there are 17 more items that plop into that pillar that you need to address.

The profitable growth area, we are really counting on this. There is a lot of tactical work being done on Molson Canadian especially as we come forward this summer because that is probably our biggest disappointment over the last 6 to 12 months. That is an area we are addressing tactically. But these are going to be kind of the lead innovations that go into segments where we are not there and into segments where we have partner brands that are really driving the category.

We look at that as taking charge of our owned mix. You look at the positive impact that has on Brazil. They will be producing this product in Brazil in their off season. So that includes the efficiencies down there in a plant that has unused capacity. There is just a lot of currency going into Robert's from us to give him a little more funds for hedging, an opportunity.

There are a lot of neat things that are revolving around these products and I think it is the type of thing we plan on having a lot more of in the future.

Brian is going to take this through the finances and I am going to go back up to do a brief summary and the way we are tracking, we should have plenty of time for questions.

It would have been nicer to have all the products in the room. There is a rule that we cannot have the products available until 11 o'clock. It is Canada. In Brazil, they would have had them open five hours ago. All of you would have had about three or four by now. It is outside and you will be able to taste all three of those products later on.

FINANCIAL OVERVIEW

B. BURDEN: Thanks very much, Dan. Unfortunately, there is no sensual videos or anything in this section. So it is the boring financial stuff, I am afraid.

I am going to talk about three different areas: The financial strength of Molson, the cost per hl and how we look at that and some of the ways internally we started to look at that in more depth and then I want to talk to you really about our evolving cost savings programs.

We have had a number of key accomplishments this year, a lot of them related to Brazil. As you know, in April of last year, we completed the sale of 20 percent of the Brazilian operations to Heineken at a very healthy premium. So that was very good. Then another number of things that Projeto Cem as Robert has talked about, we realigned the Brazilian production network – we closed three breweries. We have done a lot of work around different initiatives to offset the devaluation of the Real including obviously the hedging program as Robert talked about. And we did receive, as you know, unconditional approval, for the Kaiser acquisition in September. We have also announced the decision, as you know, to expend stock options. We increased our quarterly dividend, and also at the last conference call, we increased significantly our guidance for F'03.

If we look at the last three years, we have continued to perform and deliver on all the commitments that Dan had set out. Basically, EBIT has been growing at more than 15 percent, sometimes a lot more. Our year-to-date position is around 32 percent growth. Our EPS, as you can see from this, has grown in excess of 25 percent in each of those years. So we want to continue that very strong EBIT performance that we have had.

If we look at our EBITDA to net sales, and again, Dan alluded to this in his opening comments, we were at 18.3 percent in F'00. We have now moved significantly forward to roundabout just under 26 percent in Canada. We know there is still the AmBev's out there at the 37 percent, et cetera and we will be striving to keep improving that. But I think there has been a significant improvement over the last two to three years.

If we look at our other performance ratios, whether it is return on equity, which is improving, some of our capital structure ratios, as you can see, our net debt and total debt to capital is starting to now come down from our acquisition levels. Also, when you look at net debt to EBITDA, it is now down to 2.7 cent times and our EBIT to interest expenses is coming up. Obviously, our return on capital employed is slightly reduced this year because we are into the transitional period, the initial period on our acquisition in Brazil and, again, Robert talked about our longer-term plans as we improve that. Again, you can see the comparable EBIT growth that we have had over the last few years.

The other thing we have said at a couple of conference calls ago, is that we are challenging ourselves to get our long-term debt back to pre-Kaiser levels by September 2003. You can see we have made a significant progress so far from close to 1.7 billion. So we are going to challenge ourselves really to get that down to just over the billion by end of September of 03.

Again, I just wanted to confirm our guidance that we gave you at the last conference call, which is basically EBIT growth this year of 30 to 35 percent, EPS at $2.10 to $2.15 and also reiterate our long-term EBIT growth of 14.5 percent. I think we have said to you we do not intend to give guidance each quarter. We intend to give guidance broadly once per year at the time of our full-year results in May. So I am not going to say anything, apart from the EBIT growth, anything further on that piece. As you can see, I think that demonstrates some of the commitments and the strength that we have got.

As I start to move firm and talk about cost per hl, I think the first thing I should say is we are not satisfied with our performance on cost per hl. We think we can do more. We are trying to understand it better and we are trying to drive it further. As I have looked at this, coming in fresh in the business, there were really two significant pieces. They are our cost savings programs that you have heard Cathy and Greg talk about and I will talk a little bit more about, which we have to keep driving, we have to enhance and we have to move those forward.

Then there is the other piece, which is volume. Volume is a critical driver of cost per hl. Whether we are looking at it from a Canada sales volume point of view, the U.S. volume, whether we are looking at our imports, we are looking at mix or our contracted production, we have to move forward our volume.

If we look at the last three years, despite P150, we are only flat in real terms, slightly better, I think the inflation rate for that period was between 2 to 3 percent: so slightly better than inflation, but really flat in real terms. One of the reasons for that is that our volume has moved down from 11.5 million to 11.3. Just

to clarify, this volume is our sales volume in Canada, plus our volume that we sell, the production volume for our company in the U.S.A., plus our contracted production. As you know, when you are looking at overall cost piece, it is almost roundabout 50/50 if you look at fixed versus variable costs. So therefore, if our volume goes down, it is much more difficult for us to improve our costs.

If you look at it – as I know at least one on the list looks at it, excluding our other volume but just including our Canadian volume – if you look at it over that period, you do get a slightly better picture because obviously the Canadian volume has been growing and you can see then our cost per hl is flat, reducing by about 2 percent in real terms.

As we look at F'03, you can see again, this is just on the Canadian volume, that volume declines start to affect our cost per hl. I think it is critical that we really start to drive, in some of the innovations you have seen earlier today, our volume and our share, which will really dramatically help us as we continue our cost savings programs to improve on those.

Again, 2.2 percent broadly flat. I think it is worth remembering that prior to Project 150 and Project 100; our costs were rising by about 4.5 to 5 percent. So do not let anybody tell you that P150 is not having a big impact. It is. We just need to drive harder and get our numbers to reducing, in real terms every year, and flat where we can.

One other significant factor that we have started to look at is mix. We talked at the last conference call about our mix from an NSR point of view. Our NSR growth is about 6 percent. We know that roundabout 4 per cent of it is from price. Two percent of it is from mix. So you get circa about 30 to 35 million favourable mix variance in your NSR line. That is offset by a roundabout 25 million of mix cost. So it is favourable EBIT. It is actually good. If we can offer things that cost a little bit more, but we get more NSR favourability from it, that is very good.

So when I started to look at the cost, I have started to say to myself, just internally, we should really extract that piece and start to look at our cost from a domestic point of view in some instances for a broad point of view. If we start to look at that, you can see our net costs are actually declining and that our cost per hl is flat. That aligns with what we see when we look at our operations cost from a SKU basis. I have looked at this now for each of the brewery and on an each individual SKU basis, taking out mix, our costs are reducing not only in real terms, they are reducing by about 1 percent.

One of the key drivers of this is our import brands. These are illustrations only. So these are not the exact numbers because obviously, I did not want to give anything away to our competitors around brands. But look at this: for import brands, the overall cost per hl, if you saw one extra import brand, is $90. So if you were looking at this purely as a cost per hl and making a link to NSR, you will be saying that is bad business. No, it is not necessarily. Our NSR for every hl is $100 favourable. So from an EBIT point of view, it is an improvement.

So I think what we need to do, and we are striving to do this, is to understand our cost base better. As Dan says, we do not really have fully fledged brand profitability that we can get at easily and as I have found, it is not easy to get the data. But I think the thing that we are saying to do is we are going to strive to understand this cost base better. We are not looking for any excuses of why our cost is not there. We really want to drive it very hard. But we also want to make sure we, and you, understand some of the factors that are driving some of the costs because that is important to us.

I now just want to talk about global costs and cost programs.

As Cathy talked earlier, we have got this new task to deliver a minimum of $100 million savings over the next three years and she set that out and talked in detail about that.

You know that last year, Dan stood before you, it may have been Robert who stood before you, and announced Project 100 the sequel as we were moving forward. The next slide will probably not be that much of a surprise to you, but we are actually once again going to stretch beyond the P100 and deliver Project 125 in the same period F'04 to F'06. Hopefully, that shows you our commitment to moving forward. We meet now on a monthly basis on these projects, Cathy, Greg, I and one or two of the Finance people to see how can we push this forward. So there will be times when we will come to you and we will say to move it forward. Do not think that this is just an event that just happens for yourselves.

We are pushing on a day-to-day basis. New projects are coming in, some drop off and we really challenge ourselves to move it forward.

I think somebody earlier was challenging Greg about why are you not getting closer to your numbers. He is and, as he says, he is constantly being pushed and he is constantly pushing as well. So you can see, there is an extra $12 million from production coming through there, on a lot of the areas that we have talked about, you know, bottling, shrinkage, maintenance, et cetera, and also, procurement increasing by about $11 million.

One of the challenges that I am going to give to Finance and the other businesses and Dan is constantly given us, is that as you look at those ones, we are doing a very good job on production, great job on procurement, great job on distribution. Organization effectiveness needs to step up to the plate. SAP will help us to do some of those things. But we really need to push these things forward.

I was thinking about how I could relay to you how we feel about where we are in our cost journey. I decided that I would probably leave you with just a quote from a fellow countryman of mine called Winston Churchill. I would say to you, "This is not the end. This is not even the beginning of the end. It is only the end of the beginning." Thank you very much.

CLOSING REMARKS

D. O'NEILL: Oh gees! I did not even know it was my turn. I am saying it is the end, okay. Is that a good thing? I guess it was. Thanks Brian.

We are ahead which is great because I was hoping we would have enough time for questions. I have got about four pages to take you through here.

The critical and I think the interesting point is that, each one of these four pillars, we are continually working on. For the last year, we have been working on: the new EVA plan, what the new hurdle should be and I spoke on those earlier; the cost program, a constant in the company. I made reference to the supply chain and distribution, there are savings there, and we have just to get to them. The organization is still there. You can just never run out of these ideas if you have good people.

I want to also thank the group. This is really the first time they presented to you en masse and I think they did a great job. So thank you very much.

The strategic work and the profitable growth are pretty much our focus and continue to be and it seems somewhat endless in terms of what we are faced with. To remain one of the best performing beer companies in the world, I have shown charts in the last three years to the Board where we were number one. Those are really easy charts to put up. You say, guess where we are. Well, it depends on the day – I do not know where we will end up at the end of March because it is fluctuating. But if you look here, we are third. You can say, well you picked a good day. I did not pick the day. I asked Danielle, who is here to do the latest information; I guess, we could have redone it last evening. But we are still in the top area. It will be tough when we get to May where we were at $37 or $39 and there will be a tougher comparison. But where we end the year, March 31st is the number that we do use. There have been a lot of changes in this chart from a year ago and who has dropped off and who are the players who have come in. But we still are very proud of this and we still want to drive this. We want to be the best performing in the segment, whether the segment is up or down and a lot of people say to me, "I look at the price and how we are doing and the returns." We have a commitment to everyone who purchased our stock, whether it be my mom who bought this much stock or to ourselves or to the group or to the people you represent.

I think that is the message that I really want to leave. It is very, very important. You sit here and you kind of look and say, do the people not think we are trying to improve on every single element in the company? Of course, we are. We have a group of people in the company now who are very proud of the results, strive to do better every single day and commit way more time than you can possibly imagine to achieving the goals.

Is it a commitment to the people who have invested in us? Of course, it is. We stand up in front of you to tell you what we are going to do. We are going to stand up here next year. If we do not do it, none of us will want to walk up here and have to present to the group. We love input. We love to be challenged and we love questions. It may not be a question we like, but I will guarantee you it stimulates the conversation

and thought and resolve and hopefully, it gets us closer to resolving another important issue in the company.

We love the questions. We love the sharing. I am one who really worries about how much information we give out because of our competition, what they do need to know; I am pushed by a group in the company to let it out and give more. Maybe I am old fashioned in that area, because I get nervous when I think some of the stuff is to our advantage to keep to ourselves.

But I thought, "Have you addressed everything?" No. There are a million of things we have yet to address. But I think we are honestly doing the best we can. We are trying to drive the profitability and improvement to make it a great company. If you talk to any one of us individually, I think that theme will come through. I do not think you can ask much more than that from a management team. We are getting the results and we are trying to address things as they come up.

Are we happy? Are we satisfied? Are we content? We all know the answer to that. No, we are not, of course. Can we do better? How do we improve? Where are the areas that we can improve? There are millions of them. I put together a list which everyone in this room, down here in front, work on with me. You can come up to us and say, "Is point number six really a point you are working on?" Yes. We are working on this, there is no question. When I did this list, I did not put them in order of importance necessarily, but this is the way they popped into my head. I was going to change the order around, maybe group them together. But this is the way they came up.

I thought it would be valuable to share them with you because the theme of the whole presentation is can we continue to improve. I am saying, yes, we sure can. Just look at all we have to do, but we do not have enough time to get to some of it.

Meaningfully grow share in Canada every year: We have to improve our market share. There is no question. Are we working on it? Yes, we are working on it. Have we made changes to make that happen? Yes, little changes maybe. How do we give incentives to our sales force? Going to an earlier question, are they on EVA? EVA might not be the right thing for certain areas in the company or for evaluating them. No, they are no longer an EVA. Their incentives are based on volume. Ray and I, and Michael met this morning to discuss that, what are the specifics? Are we addressing the mix? Sure, we want to address the mix. Our sales force, does it earn the same amount on the new program on every single brand? No, it is not going to. Has it before? Yes, it has. So there are all these things to revisit constantly.

So, meaningfully grow share in Canada: Tactically, great advertising. Molson Canadian will have a much stronger program this coming year than it ever had: no question about it. New ads – there are two whole new series of ads being developed, which I think are outstanding nationally, and Michael and his group have done a great job.

We want to grow our owned share in Canada, no question about it. We have to improve that. You have seen the impact on the mix. You understand. We knew about it. I mean, we have been doing it and trying to get there.

Compete in Super Premium in Canada: You saw that. Grow the U.S. business: David talked about that and he laid out a 3 percent number. Can he get there? It is a challenge when you have these other brands dropping off so quickly. I will talk more about that. Next point, become a significant player in the U.S. Say Dave grows 3 percent, we come up here next year, we grow to 3 percent, are we a big player in the U.S.? Yippee doodad is my opinion. Okay? We have, and Dave has the challenge of how do we make it bigger. Working over with Peter's group, can we do something to get that volume beyond 900,000 barrels? What is it? How do we get there? We have tax loss carry forwards in the U.S. How do we use them to help us out? You can tell, these are the things that come to mind. Grow the U.S. business, yes, but we have to become significant.

Improved productivity of all our facilities: Greg is on that every day, bringing real innovation to the category, to the segments. Drive cost out of the system.

Upgrade the Beer Stores. When we look at our distribution costs and if you go back and say, "What is going on with your cost base and why is it going up every year?" We are spending $10-$15 million a year upgrading the Beer Stores over and above traditional cost of distributing product in the Beer Stores. That is right out of our pocket. Because what is going on there, you can see the difference between the work

being done in the LCBO and the old shoddy caves that the Beer Stores are. You have to upgrade those to compete, because the higher margin is there. When you look at our costs and say, "You are taking all these costs out, but your costs are still going up" well, yes, we still give people annual salary increases and we are increasing money spent there each year. There are those differences that have to be understood. But we have to upgrade our channel of distribution in Ontario.

Discover the proper distribution model in Canada – I talked about that a little earlier. What is the optimal one? What do we learn from the three different models?

Identify export opportunities for Molson: All you have to do is draw a comparison between us and Corona. I think Corona is in 147 countries or 100-plus countries coming out of their main brewery in Mexico. What are the efficiencies we could drive, if we could really do a great job on our export products? What is the name of that product? Heineken, Fosters, Molson, instead of a Molson Canadian or a Molson Export? What work needs to be done? Are you going to get in there? Yes, we are going out. Peter was maintaining his focus today in his presentation, but we are going out to test in three different countries around the world, liquid, name, product, the whole deal. How long will it take us to get there? We are not sure, but we want to do it right and go out correctly. Where do you distribute it, in which countries do you distribute it? That is a project we start April 1st I think, right?

Attack the cost per hl trends: A lot has been said on that, already.

We need to drive distribution in Brazil, the 44 percent numeric distribution to the 66 to the 80, how do we get to those one million points of distribution out of there in Brazil when we are currently at 44 percent? Robert is spending, as he said, I do not know, four days a week in the field, traveling all over to some places I have never even heard of, when he was talking last night, to make sure that happens.

Enhance the Coke bottler relationship in Brazil. Outside of Brazil, what opportunities are there?

Capitalize on the LCBO: a big thing we have talked about. Michael wanted to present that today in terms of where he is going. Michael said let us try to stay focussed because we are going to be too many things, but bit opportunity for us which we have talked about before.

Identify acquisition candidates: Is there something out there? Is there something in a more stable economy that can enrich us? Is there something in the U.S.? Is it big enough in the U.S. or are there small ones that we would have to buy?

Those are opportunities we are evaluating. Is that going to happen? Will I go through this list with you next year? I probably will. Will we achieve it all? Not a chance. Maybe we will do 50 percent of these. Maybe we will do 10 percent, but we will be addressing them.

Identify potential countries of interest: Back to the study we will start in April. Identify strategic alliances and options: can we do other things with other brewers? Who should those brewers be? We do not want to limit any flexibility we have, but what could we do in other countries if there were countries of interest?

Reduce the debt load to pre-acquisition levels: Brian spoke of that. Upgrade the brewing facilities: We have spoken a lot about that. Complete the implementation of SAP, but more importantly, use the new data. Great to have a cool system, but are we going to use it? Is it going to pay out? Show me how it pays out before we go to Phase II. Show me where we will use it to drive the efficiency to pay it out. If it is not going to do that, let's not do Phase II or III.

Improve marketing spend efficiencies: On all those cost savings programs, when we set the targets three years ago, there is only one area that did not deliver on the original targets and that is marketing and sales. Yet, we have not shown the great returns in market share growth over the period. That is an issue. We batter back and forth about that all the time – how can we improve it and can we improve it: I do not know, but I think we are certainly going to try.

So that is my to-do list. Can we get them all? I am sure you could come to me after and say, what about these two things and I would add them to the list. Eric and Ian add a few every day. But the important thing is to continue to improve as an organization. We want to continue to perform. We want to continue to deliver. That is about as simple as it gets. That is the overall theme of today's discussion.

So we will open up to questions. I have been asked to repeat your questions because of the webcast. So I will try to do that. The beer is out there. Hopefully, it is being chilled and we will have lunch and of course Q&A there, and then we head over to the brewery in groups, but I will have someone come up and explain that process to you.

Q & A

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: It has really been a three-year conversation since I came in. We started talking about that. Leo and I had a pretty good conversation about growing the light category and growing a segment. I think that is why Ray's focus was really solid in terms of where is the segment. That is the process we took to Coors. We said, "Look, there is going to be a number one and a number two. We would like to be number one with your product and number two with an owned product."

The interesting point is that if you look at the light beer segment – I did not repeat the question, did I? I will do it next time. – If you look at the segment of light beer in the U.S., it is about 40 percent now, or 45. So it is 45 percent in the northern part of the country. We always thought 45 percent: that is terrible. It is going to get there in Canada. But in the northern U.S. states, it is only about 23. So we use the 23 as our forecast. We went back to Coors and said, "Look, we did the presentation. Here is what is good for both of us . . ." and we are paying them a small amount per hl on that because Leo needed that for the support to go through the system. It is very insignificant in terms of the price per hl, the profit per hl. It is in the 5 percent range.

But it goes back to the basics. Bring the facts, have a conversation with someone who is factual and they agree. It is rational, it is the right thing to do. We had to meet certain hurdles to go out, but it is fine. It has worked so far anyway. We will see what happens.

I think Québec will be the neatest one because the segment is not already in place. Elsewhere we are coming in and the segment is already there. So you are competing. In Quebec, there is an opportunity to grow with it. I think that is really where the 80/20 rule will apply, 70/20 type of thing and the rest will be broken up.

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: I will deal just quickly with the question. The pricing environment in Canada is being a little more restrictive. These guys can jump in at the end.

We talk about this a lot. I am very nervous about taking much more price. Ray would agree with that in Québec. In Ontario, we are probably in agreement on that. In a couple of the western provinces, we have got to make a decision today because our competitor, Labatt, took a huge price increase in Alberta. There is already a big gap between us and the value brands. I am somewhat apprehensive about that.

But the belief is that – and this is why you do not manage it totally yourself – the trade will take the increase anyway. If the price is ten bucks and we are at nine, the trade will say, well, we are going to price these two brands equally. They put it both at ten and we are kind of done. The government just did the contrary – we thought that they were going to come back and give us some reprieve on something they did a year ago. They did not do that. Unfortunately, Labatt took the price up the day before the government was supposed to announce what they were going to do. That might not have helped, but we do not know if it would have changed it. So we are sitting here. We are going to have, after this meeting, a conversation on what we are going to do in that particular profits.

The way the segmentation has worked, Jim, I really believe that now you have these four distinct price segments in the country. If you go back, way back to the generic brands when they started, everyone wondered if they would take over. There is this about 20 percent segment there. No matter what it is, whether it is – when they really improve the old, whatever they were, black and yellow, or black and white brands and they moved them along to house brands that are pretty solid, they are using whatever category, it is around 28, no matter where you are in the world. It is always about that.

That is where about the segment is. But we never competed in any of these. We did not look at each one of those categories, the inter-relationship of these. We said, Canadian is here, that is going to be our core brand. Ray really brought it up two years ago in a strategic plan; he said, "Here it is by pricing segment,

including this IML which is add-in. Here it is by segment. Here is my share growth by segment targets and in each segment, I have to have this share. I want to be the leader in each segment and here is what I have to do to reach that." He has been working on that now for two and a half, three years. He is getting there.

In Ontario, last summer, we saw it happening, but we did not react and define it really specifically. We are going to play in the value segment. It is this price point and we have got to be there. So when the market was at $24.95, $24 per case, our lowest price was $26.75, $28. We did not go down there. Well, fortunately, they came up to $26. So you are messing around in these ranges. But if you are going to be in a segment, you have to truly be there. You cannot be in the middle of it. You cannot be in the value segment with a price $5 higher than everyone else like we were. That impacted us pretty negatively across Ontario and the west last summer because we did not want to go down to those prices.

In addition, you might be able to sit three or four dollars more expensive in a segment, but a 50 cent tee-shirt gives you the value for a person to step us for three bucks because they value that tee-shirt as something they could not get. So pulling out the tee-shirts at the same time you had the price gap hit us pretty hard: the intrinsic value of that tee-shirt was worth a lot more than the two-buck difference that we were managing. Those two things hit us.

The cost per hl, Brian came in with a real fresh idea in terms of hey, you should be able to hold your costs equal to inflation. You have a $1.6 billion cost base. Inflation is at 3 percent, three times 16, you should at least be saving $48 million a year. How come you are so happy with a $150 million program? Well, I thought it was pretty good. But with that perspective, can we keep our costs flat on a real cost basis over the three years? What is your opinion?

B. BURDEN: (off mike/inaudible) . . . So if we have some things at a higher cost that are EBIT generating, then we would be fools to try and drive different behaviour.

I would like to still look at that mix element. But I think our stretch goal has to be flat and in some years, who knows, even better. I just think we have to drive for it – I mean Cathy touched on it. I still do not think everybody in the company, we talked about marketing and sales, is as cost-conscious or cost-efficient and effective as they need to be. I think if we can get everybody involved in that, I think then we have a better chance.

UNIDENTIFIED MALE SPEAKER: (off-mike)

D. O'NEILL: The question, repeating it for anyone who did not hear him here and the other people, is when will we feel comfortable enough to announce a market share target. Because we talk about very clearly in our objectives of growth share every year and we do not say how much.

I will really be brutally honest here: When I feel comfortable that we can do it.

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: Is there going to be market share growth? Sure, I think there is going to be market share growth. Do these guys have a very specific target, minimal share target growth in their KPOs, key performance objectives? Yes, they do. They have a base and a stretch.

We had a long conversation. The base objective is for them to each grow .5 share points this year. Now, is that hard? Holy smokes, we have not ever done that. I used to show the chart, up .1, down .1, up .1, down .1. This year, year-to-date, you have seen the numbers. So you sit there and go, "Can our company do that?" We are going to have to supply a lot of ammunition. Can the sales force handle that type of news? They have never launched a new product.

I come from an environment where we launched new products all the time. So it was a pretty basic thing. You could just count that share in. What will happen to the other brands? You go in and say we want this product in. Do they say we will take one of yours out? Does our sales force have the experience to be able to sell? They need to have both. They have a little bit of training, but they have never been confronted with that.

So I would love to be able to say we are going to grow this. I was confronted by 45 people in the company, all the marketing group; it was last summer and it was really an unsettling thing for me because

I am in there with these people; I am sitting at a kind of a horseshoe table, they set a share target in the strategic plan and I went, "Whoa! I do not know if you can make that number." They said, "Yes, but if you took charge of the project and pushed it through the company, it will be just like the cost savings when they started and now are just part of the company, we could probably do it." I went, maybe, but I just could not say it. The same way I answer you with hesitancy and I do not usually answer with hesitancy. We are building the momentum and we are putting the pieces in place to make it happen. The challenge now in our company is to execute and deliver. I hope we can do that. But you know, we have set a target to grow .5, it would be the best we have ever done in 15, 20 years and that is the goal. So every conference call, you will ask me, "Are you growing .5" and I will go ah . . . and then I will lose sleep even longer before the conference call than normal, but that is the target. I hope we can make it. We should be able to exceed that, given the stuff we are doing and the performance of this year. Because .5, where will that leave us?

It is one thing that makes me nervous to answer because I do not want people building that into financial models. We did not build that into our own financial plans. We did actually. So you sit there and you go, "Will we be able to deliver?" We just have to see how well we execute. You have to make sure whether the advertising – on those projects you have seen- does it all fit together? Now, we presented this to the major restaurants and big major chains in Canada. They loved the product. If you look at the receptivity, it was very positive. We will get distribution for sure. In Québec, they are not launching it until later in the year. We will get distribution in a heartbeat. We have got to make sure we have the pull. That is all about the pieces coming together.

IRENE: (off mike)

D. O'NEILL: But barriers to what? I mean we are delivering unbelievable financial results driven by price increases equal to the major competitors', plural. So, from that side, it is phenomenal. This is kind of the icing on the cake for me. I look over at Budweiser and say: look at how Bud just grew every year. I would love to get that consistency of performance.

Have we done a lot of things apart from what you have seen in terms of the products? Huge amounts of things. Did we bring in a whole new trade marketing group? Yes, we have. We have the interface between marketing and sales that we did not have. That group is in place as of now. We talked about not having the people, the interface on the street like Coors. When we looked at Coors in the strategic plan, they had these 19 people, and Canadian had six in all of Canada. We have got that function in place.

We went out and hired a very senior salesperson that is now VP of Sales. He is bringing a great expertise from Frito Lay. He is in place. We have brought in two new marketing people with beer experience because we brought in great marketing people in the past who did not have beer experience and there is a difference. It took me a couple of years to understand that. So we brought them in and shored that side up.

We have done a lot. We looked at the tactical plans and said, "If you take away little things, if you bring in Bubba, it is 14 bottles of beer: who is likely to buy that?" A guy who usually buys a 24. So you are trading him down. What does that do to your market share? Well, it is pretty obvious. If the same guy would have bought a 24, is he buying two Bubbas or is he buying one Bubba and there is a trade down in volume. There are some tactical things that we had to address.

The speed of response – if a competitor does a pricing move, are we going to wait three, four months during the summer before we respond? We cannot. So those things have been addressed and I think we are going into this year a lot smarter than we were before.

Personally, I said this before, I am disappointed in that. I would have liked to see it a lot better. You can say, "Well, look at the results." Yes, look at the results, but there is this little black mark, you know. It is like getting five A's and a D minus, well maybe not a D minus. As a group, we want to improve it. We are all aware of it. It is something that none of us are happy about despite the results because they would be that much richer if we had that side done. We are doing it in Brazil from a share point of view. Dave is gaining in the U.S. We have two out of three going, or two out of four if you want. So we have got to get the other two businesses doing that.

Ray had phenomenal results last year in all Québec East. He is having a pretty good first two of months, January, February. So where we come out is intriguing. So we will see. But that is something we are not happy with.

UNIDENTIFIED FEMALE SPEAKER: (off mike)

D. O'NEILL: The years.

UNIDENTIFIED FEMALE SPEAKER: (off mike)

D. O'NEILL: Two questions, one on the annual cost breakout; I just flipped my package to see if we put that in and we did not.

B. BURDEN: (off mike) . . . Basically it was $25 million (off mike) in F'04 I think, correct me if I am wrong here . . .

D. O'NEILL: She has the numbers. Why do you not just read the numbers?

B. BURDEN: Okay.

UNIDENTIFIED FEMALE SPEAKER: (off mike)

D. O'NEILL: Sorry, I knew you would want that information. Part two, the impact of our product on Corona. We do not have Corona in western Canada. We tried very hard to get Corona in western Canada and we could not. We have set up two different positionings. We think it might hurt a little, but we are trying to manage that effectively. It goes back to my earlier point about can our sales force go in and sell two products or will it substitute one for the other. We have volume commitments with our partner brands and we feel very comfortable we will meet the volume commitments on Corona and bring this one in. Is that fair?

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: Gees, actually, Robert and I talked about that last evening. He is looking at – we have to look at what is there. We have a company this size. Robert and I have had this conversation about the right size for that company, given the business. Does that make sense? What is the right size for the business given the size of the sales? We, right now, think it might be disproportionately too big. So he is looking at that, you know. Will that come out as a new program or will we do it? We have got to look at that, because the company is just too big and the break-even point in cases or hl is too high. It puts too much pressure on the system every month, especially in the lower softer months. So we will be looking at that, but it is not something for which we have a number on as of today.

UNIDENTIFIED MALE SPEAKER: (off mike) The cost savings that you are getting now is more a factor of them coming faster than actually getting more.

D. O'NEILL: Yes, there is a lot of stuff working in the procurement area that really helped and contracts that came together and leverage that we had there that we did not really recognize - that we had that much not power, but leverage.

I did not answer one part of your question, I just remembered. With respect to the capital costs, doing the modernization faster. We are still working on the $70 million. There are some other things there, but they might mean some write-offs and we do not know what we would want to do there yet. So there might be others in there that we have not put in because of that.

So right now, the capital is pretty straight. I mean the 125 is pretty clean, relatively clean. There is some stuff we have to do, but it will not be major.

UNIDENTIFIED FEMALE SPEAKER: (off mike)

D. O'NEILL: Repeating the questions, how important, in our overall strategy, are acquisitions going forward and where would we be looking at them? We did a big strategic review on international expansion two and a half years ago, I guess, three years ago. At that time, we laid out the criteria. If you got a copy of that presentation - and if you did not, you could get an update - we presented it. That was our first meeting of this type. It was in Montréal. We listed eight criteria. We have contracted the same company and Peter and two people in his group are going to go into that whole study again starting April 1st. They

actually started it about three weeks ago. I said, "Wait, let us finish the year, and what we have to do, get Bavaria launched." So we delayed it actually to the first of the year.

Now, the question is how important is that to the future. I would like to answer that by going backwards. If we were sitting here without acquiring Brazil, people would be saying, the weakness of our stock is no future growth value because we would be limited to a .9 percent growth here in Canada in a very competitive market share situation to be able to move forward. I think that would be a major obstacle for our company.

To the strategy - remaining one of the best performing company in the world - I added a sub-part, that Peter shared with you, about a year ago that says – for the value of our shareholders to be able to continue to appreciate - we are going to have to be constantly on the lookout for the right acquisition. Maybe there are alliances if some come along, but with alliances we think we have to give up some very important control.

This is not fact-based, okay, this statement I am going to make. I set this criterion that said, you know, for the long term in the beer business, it would be nice to be in the top ten, maybe eight. If you get in eighth, I think you have a little bit more longevity. You become a little more powerful. When we went from 22 to 12, the number of phone calls I got from global brewers went way up. We were into a different group. People were calling up, "Are you interested in doing this? Could we jointly buy this stuff together?" It changed our capabilities or our access to information and to other players.

So I sit here saying, I do not want to dilute our opportunity in Brazil. But as soon as we, as a company, get the debt back down to the pre-acquisition level on a much bigger base, 30 percent of the people in this room are going to say, "What are you going to do with your money? Where are you going? Do not go and buy a hardware store." All those things will come up again and I will be answering that at every meeting, "I do not want to buy another hardware store. I am not interested in specialty cleaning companies or banks." None of that stuff.

We are starting this study now. Probably next March, it might be the theme of the meeting, here are the results of our study and we will tell you what type of thing we are looking for. Hopefully, the Canadian share thing will be in a better position and Brazil will be moving along with a little more consistency, a little more confidence. Does that answer the question? Okay, thanks.

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: I will just repeat it in the microphone so they can hear back there. Update on the bottlers' contracts in Brazil and where we are.

R. COALLIER: We are not agreeing on a gap with four bottlers. We are saying we have to push the envelope a little bit more. So basically, we are fine with 95 percent of the volume and we are just trying to close the gap on the remaining, anywhere between 5 and 8 percent basically on next year's volume.

D. O'NEILL: Thank you.

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: I will answer on the consulting part. The question was commenting the consulting aspect of our results from last summer and then Robert, the other part, did you hear the second part of the question, on the quality of the share.

R. COALLIER: Yes.

D. O'NEILL: The strategy was awesome and the awesome aspects of it were, apart from pooling the Canadian team and the Brazilian team together, a team of about 40 people. Robert and I travelled down there probably every ten days, got an update and challenged the group and moved them forward.

R. COALLIER: (off mike)

D. O'NEILL: In August, I left him there.

But we agreed to this strategy. He was involved in the development of the strategy, "he" being Robert. The team was there, was involved. So the critical points that came out were those eight points that you will get in your printout, or on your CD. But it brought out realization to a lot of elements. This is a perfect

example. We were selling a low price beer in Rio de Janeiro. When we saw the price, after we knew what was going on, we said, "We cannot make money on that product." So we went out in the street to figure out with the bottlers what was the margin play and where were those metrics coming because it did not make any mathematical sense. Sure enough, when we dug and found out, it gained us a little bit of appreciation from the guys there who said, "Yes, we are losing money, we are subsidizing it through here and they are doing this." So that product is no longer in the mix. So we had three major brands, we now have two.

Then, we looked at preference by region, pricing by region and said, "Okay, where are we going to have one main brand, being Bavaria, where is it going to be advertised which state and where we have Kaiser." We put together a state by state - not any smaller, well, in some regions, I guess, we clumped a few states together - these are the lead brands in each and then defined advertising for them. So the distribution targets came out, distribution gaps, the pricing gaps came out, a whole ton of work on returnables and non-returnables, those being two types, the small glass bottle and the can. We did a lot of work there on profitability.

It was really a rich study. But that was where the eight points came up. That is the plan.

On the quality of share?

R. COALLIER: On the quality of the share, there is no doubt, a lot of the share gain was in self-service where we believe that we did a good job because, although we increased our share there, we also increased our profitability in that segment. If you compare it to last year, I mean a lot of it was also a natural regain of what we had lost. We had a dramatic loss in August, September, during those months. So we are recuperating.

The quality is fairly good. The positive thing, as I said before, one of our weak areas is the cold market and we have been able to maintain share in the cold market. We did not lose. I am fairly confident. This being said, we are no different from Molson in Canada. We want to grow profitable share. On the supermarket front, we have been able to improve our profitability. It is a very aggressive market. There is a point where I think it is important that we have a trend that goes up, but there might some little peaks in valleys around that trend because we are not going to do stupid things to reduce the prices to indecent levels.

You are familiar with this market also. We might sell beer at a certain price and the retailers decide to use that as a loss leader to attract consumers. We have little control over this unfortunately. Some people could say, "Yes, just pull your brand out of the market or out of that chain." But it is not that easy to do as you can appreciate.

We are happy, and I insist on this, in the future, our market share growth has also to come stronger from the cold market. That will enhance our profitability tremendously.

D. O'NEILL: One other point, I think is interesting. It ties back to something Cathy said. When we did the strategic work in Brazil in really understanding the source of profitability, or more importantly, what are the costs in the can product, you go back over to Cathy's group and they said, "Look, we have got to improve the profitability of this item because it is sold in the supermarket, the least profitable channel, but it is important to us. So what can we do?" Well, we can put a line next door to the can supplier and fill the product there, which we did. So it is right next door and it is right next to a plant. So you have them all beside one another. So you have made that happen. Unfortunately, that is not in the state of Sao Paulo, which would be much better for us but that did not happen there. And then you say, should we go from aluminium to tin, or aluminium steel and you are sitting there saying, well, let us bargain with the steel guys to see if that is a good opportunity. In some parts of the country it is, some parts, it is not. So we made those transitions.

So there was a lot of understanding the cost base, which we did through the strategy. Then passing it off over to the purchasing and procurement group that is pretty aggressive and willing to address issues. You may be selling more in a channel, but as Robert says, your profitability is way up in that channel relatively speaking, but it is still low relative to 600ml. It is better, not perfect.

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: We will not get to a million, but . . .

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: No.

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: Do you want me to answer or do you want to answer? Repeat the question?

It really is demonstrating an unwillingness to commit to the total. Is that a good enough answer? I mean those both things. I do not think the brands will stop it. Even Brazil, it is very interesting. I did not repeat the question, but it is too long a question. Sorry. In Brazil, the Skol brand for example went from nothing to 30 percent of the market in five or six years. That just does not happen in the beer industry. The previous market leader did the same. We have an very aggressive and I think very good marketing guy in Brazil, who honestly believes that he can get to a 23, 24 percent market share, because he really believes that if Kaiser can take off, he might be able to get there because of Brazilians' willingness to transition.

I am saying, "Gees, that would be great if it happens, but will it happen?" We will definitely increase the distribution because I think Robert is doing incredible work with the bottlers and their understanding it. It is just getting better. The Coke bottlers really want to feel part of your family. When they came, we had a Board meeting there and we had them all there. We had their parents there and you could see, it was a very important event. We want to nurture that relationship.

I think we will get the distribution. But I do not know if we can reach those share targets because we have an outstandingly strong competitor. Are they going to watch us do that? Of course not. So if we are sitting there and there is a trade-off between the ability to improve profit and keep at an 18 share, or go for a 23 share, hey, I am going for the 18 share. So that is the reluctance you are seeing. The title of our strategic work there - we always put some fun titles on all these things - "Do not wake up the giant." So can we manoeuvre in there, get enough share in areas that we are strong without having the giant come and say, "You have done too much." Our competitor is unbelievably intelligent in terms of profitability, a great model for us to go after. I would be much happier to stay at a 15 share and take my EBITDA to net sales margin to 38, than I would be getting a 20 share or 23 share and keeping by EBITDA to net sales margin at 6. I am not sure exactly what it was, but it was pretty low.

So there is the dichotomy. We have a company who, prior to us taking them over, was driven to grow volume. There was no profit. I mean that was not an issue. It was not a question. They were selling this company, let us get the volume and show we are showing a growing share. That is a transition. But we have a group of people in the company who are thinking of something else. We were transitioning them slowly and that is why the strategic work was so important. We did a bonus grid for them for the payout this year because we could not put in the EVA. They are in our EVA now, but they could not be in EVA in year one. The grid will pay you this much for your EBIT, here is the way you get paid on EBIT, and here is how much you get paid on volume to make sure they get the picture.

Yes, Patricia.

PATRICIA: (off mike)

D. O'NEILL: Yes.

PATRICIA: (off mike)

D. O'NEILL: Dave, you probably want me to repeat the question? Why did we choose the two markets in the U.S. that we chose, what was the data behind that?

D. PERKINS: Why we chose the two markets and why we chose them now?

PATRICIA: (off mike)

D. O'NEILL: Oh okay, I am sorry.

PATRICIA: (off mike)

D. PERKINS: Yes, that is right. What we are seeing in our core markets is that we are getting momentum. If you look at Buffalo which is our number one market, we grew high single digit in the past 12 months. If you look at Cleveland, you look at Ohio, in total, we are achieving mid single digit growth. So we feel that we are at the point in our core markets where we have confidence that we are on the right track. Before that, we just did not want to distract ourselves frankly with California and Florida. But we also have a key competitor there who has just shifted over to national support. We also do not want to be preempted in two very important markets. So it is a combination of having our act together in our core markets and not wanting to miss an opportunity in two very important new markets.

D. O'NEILL: Okay, we will take one more question because I assume everyone is . . .

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: It would be nice if that was tomorrow, but . . .

UNIDENTIFIED MALE SPEAKER: (off mike)

R. COALLIER: I will try to summarize the two questions. The first one is how do we intend to close the gap and it is not – convergence is a very nice word. But convergence at one point assumes that you are going to meet. We are talking of closing the gap. That is the language we are using. So that is very important. That is the first question. I will answer that. You might have to remind me on the second one.

I think you studied the eight levers that I presented. They are part of your package. Right there, we have identified about 140 million of additional EBIT, to our existing EBIT, that we can capture if we address each of those points properly and if we are able to execute on these points.

So this is one way we are going to close it. We are being very realistic. It is close to impossible to reach the 37, the number goes from 30 to 45 depending on the day, but nonetheless, it is very difficult, particularly due to the fact that they are moving to a different distribution system, with more and more central distribution, therefore avoiding a lot of fees into the process. Our sales distribution is a different approach because we pay a commission to the bottlers to distribute our product. So there will always be a gap. But I think it is our task and it is a major task, to implement those eight levers, make sure that we deliver as much as we can of that 140 million Reais in additional EBIT and as importantly, and to go back to Mike's comment, I think that there are savings opportunity in our organization.

I am getting to discover more and more the company as I go there. Kaiser is a real success, when you go from ground zero 20 years ago to market share of 15 or 20 percent, whatever the number has been at the height, it is a fantastic success story. Although, in recent history, the company has become, because of the governance problems it had, a little bit too bureaucratic. We have started a program where we started to eliminate layers in the organization. We already took two layers out in the sales organization or commercial organization and we intend to again take advantage of our size as opposed to take it as a disadvantage.

As Dan said, the theme of our research was "Do not wake up the giant", now I am moving to "we are the mouse, let us be the agile mouse and go around the elephant and make faster decisions, better decisions and use this as an opportunity". But in order to do so, I think we have to align the organization. Remember that chart when we say we have to have the proper organization for our goals. So that is something we are looking at right now. As we do so, we are going to be able to eliminate a lot of the bureaucracy and bureaucracy incurs huge costs, huge costs.

D. O'NEILL: On one other point, when we made the acquisition, the first time Robert and I saw the numbers as presented by the management team, the EBITDA to net sales number was at about 18.2, very similar to what we had seen in our own work in Canada in year one and we said okay, if we set a target with the management team, can we get it over a five-year period to a 22 or 22.5? It is not 18.3 or 18.2 as we are learning. But I think in the five-year target, we would like to see us get up to that 22. That would be the target. Could we get there? We are not sure. You would think you could get there relative to your competition and where they are. But that is the target – we are seeing some stuff from Robert by the end of March, which will help us look at that and give us some perspective. Now that he has had a year there, it sheds a lot of light. When you buy something, there are a lot of things that you do not know. But we are going to have that conversation and we will set a target to get to the 22, but it will be many years before we think we can there.

The second question?

R. COALLIER: On the taxes, how have we managed, I guess, the tax situation, the tax increases that we have had recently.

We are trying to pass on those taxes obviously to the consumer, like everyone did.

D. O'NEILL: I have to tell what happened. There was a state tax in beginning of December or end of November?

R. COALLIER: Yes, ICMS tax was increased, depending on the region. In Sao Paulo, for example, the total tax increase was about 7 percent, which is a substantial amount of taxes. We had taken a price increase in August. AmBev took a price increase in October. We followed with our price increase also, but unfortunately – well, actually, we have compensated for the tax increase now. We compensated that. However, as you know, our costs, the original – if you go back to the original AmBev price increase, it was to absorb their lack of hedging, we are all in the same position now. We have increased costs, but most of the price increases that we were able to take have now been to repay or to absorb the tax increase.

So going forward, for sure, the industry, I would assume, will look at possibilities of future price increases. Again, we feel that right now, the consumer has limited ability to pay. We have got to be careful also not to price the product at levels that impact the volume.

UNIDENTIFIED MALE SPEAKER: (off mike)

D. O'NEILL: We have had three price increases since August.

R. COALLIER: We have increased our total price since last year by almost 20 percent.

D. O'NEILL: Okay? Thank you very much. As I said, we love the questions and when we are out visiting you individually, I love to hear the questions and the challenges because it makes the job interesting and fun.


Continuing to Deliver
April 2003
MOLSON
CSFB Conference 04-01-03


Vision
Remain one of the top performing brewers in the world as measured by long term shareholder returns.
How have we performed . . .
CSFB Conference 04-01-03
1


Performance vs. Vision
Share Price Performance – FY 2001
(Currency adjusted to USD)
80%
60%
40%
20%
0%
-20%
-40%
74.0%
50.9%
47.6%
43.7%
36.3%
18.7%
10.6%
5.7%
4.9%
1.4%
-2.4%
-11.1%
-17.0%
-20.4%
-21.1%
-25.9%
Molson
Carlsberg
Anheuser-Busch
AmBev
Adolph Coors
Lion Nathan
Grupo Modelo
Scottish & Newcastle
Cervecerias Unidas
Foster's Group
Heineken
Quilmes
SAB Miller
San Miguel
FEMSA
Interbrew
* as of quarter end December 2000
CSFB Conference 04-01-03
2


Performance vs. Vision
Share Price Performance – FY 2002
(Currency adjusted to USD)
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
57.1%
32.8%
24.6%
13.7%
9.1%
8.5%
8.4%
8.2%
7.8%
3.1%
-1.7%
-2.5%
-16.4%
-16.5%
-36.6%
-45.8%
Molson
FEMSA
Lion Nathan
Anheuser-Busch
San Miguel
Interbrew
Scottish & Newcastle
Grupo Modelo
SAB Miller
Adolph Coors
Foster's Group
Heineken
AmBev
Carlsberg
Cervecerias Unidas
Quilmes
CSFB Conference 04-01-03
3


Performance vs. Vision
Share Price Performance – CY 2002
(Currency adjusted to USD)
35.0%
34.9%
20.7%
14.7%
9.1%
7.1%
6.0%
5.4%
4.5%
3.8%
1.5%
-2.2%
-13.0%
-18.0%
-23.3%
-47.9%
San Miguel
Lion Nathan
Molson
Adolph Coors
Grupo Modelo
Anheuser-Busch
Carlsberg
FEMSA
SAB Miller
Heineken
Foster's Group
Scottish & Newcastle
Interbrew
Cervecerias Unidas
AmBev
Quilmes
CSFB Conference 04-01-03
4


Performance vs. Vision
Share Price Performance – FY 2003
(Currency adjusted to USD)
23.7%
16.3%
7.7%
4.6%
-5.4%
-9.9%
-10.4%
-10.7%
-11.9%
-14.9%
-20.6%
-24.9%
-26.7%
-29.4%
-32.8%
Lion Nathan
San Miguel
Foster's Group
Molson
CCU
Heineken
SAB Miller
Anheuser Busch
Carlsberg
AmBev
Grupo Modelo
Quilmes
Interbrew
Adolph Coors
FEMSA
Scottish & Newcastle
CSFB Conference 04-01-03
5


Bridging the Value Gap
Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
AmBev
Coors
Heineken

Raising the Bar


Shareholder/Employee Alignment

- Raised the annual profit bar
- Stock ownership requirements
- Option program – 504 eligible
- Employee stock plan
- EVA financial system
- EVA compensation plan


MOLSON

The new three-year EVA plan raises the bar, once again reflecting:

Shareholder/Employee Alignment

1. Increased capital base, addition of Brazil.
2. Higher risk profile, increasing WACC.
3. Aggressive EBIT growth target 14.5%, 2 x base.
4. Higher target and range due to higher shareholder expectations.


MOLSON

CSEB Conference 04/01/03


Bridging the Value Gap
Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
AmBev
Coors
Heineken

The original goal in F'00 was to reduce costs $100M over three years

Global Costs

$M	F'01 to F'03 Cost Savings P100	P150
Capacity utilization	36	34
Procurement	19	49
Distribution	15	21
Organization	30	33
Marketing and sales	0	13
Total	100	150

P150 is a success

MOLSON

CSFB Conference 04/01/03 10

Our quest to reach global cost standards is ongoing and continuous

Global Costs

	F'04 - F'06 Cost Savings	
	P100	P125
	($M)	($M)
Production	29	41
Procurement	24	35
Distribution	40	40
Organization effectiveness	9	9
Total	102	125

MOLSON

CSFB Conference 04/01/03 11


Bridging the Value Gap
Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
AmBev
Coors
Heineken


2001/2002 U.S. Focus
1. Create momentum on Molson Canadian while slowing Ice and Golden losses
Strategic Bases
MOLSON

	2001 % vs LY	2002 % vs LY
MUSA	-16.5%	-0.1%
Canadian	+2.7%	+36.8%
Golden	-21.1%	-12.1%
Ice	-19.8%	-10.5%

	Q1	Q2	Q3	Q4
Distribution:				
2001 % ACV	19%	20%	22%	23%
2002	27%	34%	37%	38%


2001/2002 U.S. Focus

2. Build a distributor network engaged in growing Molson

Distributor Performance

	Molson 2002 % Growth	Molson % of Volume
Total network	(-0.1%)	100%
Molson/Coors distributors	+1.6%	56%
Molson/Non-Coors distributors	(-2.2%)	44%

Network Alignment

	Jan '02	Jan '03
Total distribution	582	582
With Coors	328	422
Not with Coors	254	160
% with Coors	56%	73%

Strategic Bases

MOLSON

Current U.S. Business Priorities

3. Pursue high potential expansion markets

	% of Nat'l Import Segment	Molson Target (M Bls)
California	18%	20,000
Florida	6%	5,000
Total	24%	25,000

Strategic Bases

MOLSON


Bridging the Value Gap
Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
AmBev
Coors
Heineken


Brazil is a huge growth opportunity for Molson
Profitable Growth
Canada
Brazil
Market size (hl) 20M 84M
Market growth 0% to 1% 2% to 3%
Market value (NSR) 4,500M 3,800M
Profit pool (EBIT) 920M 850M
Relative to the world #15 #4
MOLSON

Vision

Profitably grow while reaching a 18% market share in Brazil

Brazil: Three year strategic plan

Grow EBIT +15% annually Increase the EBITDA margin to close the gap with Market Leader	Increase market share and reconfirm leadership position of Kaiser Pilsen	Reach 80% of CSD numeric distribution	Set the organization in line with the business needs	Deliver the best quality product

Contribute to overall enhancement of Molson's shareholder value

CSFB Conference 04-01-03 18



Bridging the Value Gap
Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
AmBev
Coors
Heineken


Coors Light dominating growth of Light segment; Bud Light & Blue Light importance declining
Light Segment Québec Market
100%
80%
60%
40%
20%
0%
35.7
19.7
27.2
17.4
17.7
23.5
22.2
36.8
0.3
14.5
17.1
68.1
F'96
F'99
F'02
Share pts (99-02)
All others -17.4 pts
Bud Light -9.0 pts
Blue Light -5.1 pts
Coors Light +31.3
Volume Trends
CAGR (99-02)
Labatt +20.5%
Molson +62.0%
Coors Light
Blue Light
Bud Light
All Others
Profitable Growth
MOLSON
20


Opportunity for Molson to model from Bud Light in the U.S.
Bud Light growth largely incremental to Bud base
Bud/Bud Light Share of Market (%)
Bud Light
Bud
'80 '85 '90 '95 '97 '99 '00
Bud™ SOM (%) 19.0 27.7 30.9 29.8 30.2 32.0 32.8
Ex Light growth largely incremental to Export base
Export/Ex Light Share of Market (%)
Ex Light
Export
F'99 F'02 F'05 F'08
Ex™ SOM (%) 8.6 9.4 10.1 11.15
Profitable Growth
MOLSON
21


Introducing Molson Ex Light,
light beer with taste.
Uniquely developed and brewed by Molson, this new beer is light and easy drinking with taste.
Molson Ex light... A different light beer!
MOLSON
EX
LIGHT
22


New Canadian Light can
and secondary packaging
MOLSON
CANADIAN
LIGHT
MOLSON
23

Role of business development and product innovation



Business Development	Innovation
▪ Acquisition opportunities	▪ New products
▪ Joint ventures	▪ New packages
▪ Export initiatives	▪ New services





- Principally outside Canada, larger in scope
- Principally in Canada, market ready products/ concepts


MOLSON

Profitable Growth

CSFB Conference 04/01/03 24

Basis for Interest



The super premium import category is the fastest growing beer segment in Canada.



Core Target	Size of Segment (% Share of Market)	Growth Rate
Ontario	9.5%	23%
Quebec	5.8%	24%
West	7.5%	16%
Total Canada	6.8%	21%

Source: Molson beer category market tracking database.

- A core owned import brand will be a profitable addition into Molson's leading portfolio of import brands.

Molson must profitably exploit high growth categories to successfully grow market share in Canada.


Profitable Growth


MOLSON

CSFB Conference 04/01/03 25


A MARCA
BAVARIA
CSFB Conference 04-01-03


Continuing to Deliver
April 2003
MOLSON
27
CSFB Conference 04-01-03























So much to do



- Meaningfully grow share in Canada, annually
- Grow own share in Canada
- Compete in Super Premium in Canada
- Grow the US business
- Become significant player in the USA
- Improve productivity of all facilities
- Bring real innovation to the category
- Drive cost out of the system
- Upgrade the Beer Stores
- Discover proper distribution model in Canada
- Identify export opportunities for Molson
- Attack the cost per hectolitre trends





CSFB Conference 04-01-03





















So much to do (cont'd)



- Need to drive distribution in Brazil
- Enhance Coke bottler relationship
- Capitalize on LCBO network
- Identify acquisition candidates
- Identify potential countries of interest
- Identify strategic alliance options
- Reduce the debt load to pre-acquisition levels
- Upgrade the brewing facilities
- Complete implementation of SAP; use new data
- Improve marketing spend effeciencies

Continue to improve, enhancing shareholder value



CSFB Conference 04-01-03


Continuing to Deliver
April 2003
MOLSON
CSFB Conference 04-01-03
30

Gagnon, Carole

From: Gagnon, Carole
Sent: April 9, 2003 17:18
To: 'TSX Reporting SG (Montreal)'; 'TSX Reporting JP (Montreal)'
Subject: RE: Form 1 - Change in Outstanding and Reserved Securities

Please find attached the above report for the month of MARCH 2003, for Molson's MOL.A and MOL.B shares.

Do not hesitate to contact us if you have any questions. Kind regards .

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,786,113**
ADD:	Stock Options Exercised	5,950	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	23,100	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(60,600)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,754,563**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
A.	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
B.	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**895,036**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**895,036**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,374,043**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
11-Mar-2003	Gino Cantalini	10-Mar-2013	$31.36	10,000
11-Mar-2003	David Minnett	10-Mar-2013	$31.36	12,000
11-Mar-2003	Sean Moffitt	10-Mar-2013	$31.36	10,000
			SUBTOTAL	**32,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
24-Mar-2003	John D. Caruso	30-Apr-1998	$13.58	1,000
18-Mar-2003	Judy M. Davey	07-Sep-1999	$12.52	1,700
21-Mar-2003	John Buckley	18-May-2001	$22.50	1,000
24-Mar-2003	Rosa Colucci	18-May-2001	$22.50	500
21-Mar-2003	Jason S. Moore	18-May-2001	$22.50	1,750
			SUBTOTAL	(5,950)

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	(0)
Stock Option Outstanding — Closing Balance					**5,400,093**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,875,388**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(5,950)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,869,438**

All information reported in this Form is for the month of **MARCH, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE April 9, 2003

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,492,118**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(23,100)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,469,018**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **MARCH, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE April 9, 2003

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

MOLSON INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 20-12-02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MOLSON INC.
GIVEN NAMES:
NO.: 1555 STREET: Notre-Dame East APT:
CITY: Montreal
PROV.: Quebec POSTAL CODE: H2L 2R5
BUSINESS TELEPHONE NUMBER: 514 - 590 - 6338
BUSINESS FAX NUMBER: 514 - 590 - 6358
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☑ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Class 'A' Non-Voting Shares	0	24-03-03	38	3,700	3,700	$32.340		0	1	
	0	25-03-03	38	3,800	3,800	$31.617		0	1	
	0	26-03-03	38	53,100	53,100	$31.794		0	1	
	0	27-03-03	38	225,300	225,300	$32.148		0	1	
	0	28-03-03	38	172,900	172,900	$32.479		0	1	
	0	31-03-03	38	292,500	292,500	$33.052		0	1	
Class 'B' Common Shares	0							0		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Above shares are redeemed under a Normal Course Issuer Bid (effective March 14, 2003 to March 12, 2004).

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Per Nathalie Delisle for MOLSON INC.
SIGNATURE: [signature]
DATE OF THE REPORT (DAY / MONTH / YEAR): April 9, 2003

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE



April 11, 2003

SENT BY FACSIMILE

Mrs. Martine Valcin, MBA
Manager
The Toronto Stock Exchange
1000 Sherbrooke Street West
11th Floor, Suite 1100
Montreal, Quebec, H3A 3G4
Fax: (514) 788-2421

Re: Molson Inc. - Normal Course Issuer Bid (2003-2004)
March 2003 Monthly Report

Dear Mrs. Valcin:

In reference to the above, please find enclosed:

→ a report including the recent number of shares redeemed, the dates of purchases, the average price paid

→ copy of a letter from our transfer agent confirmation the cancellation of these shares.

Please note that purchases carrying a settlement date in April will be declared in our April monthly report.

We remain at your disposal if you require additional information.

Yours truly,

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
Email: *cxgagnon@molson.com*

Encl.

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

Molson Inc.

1555 Notre-Dame East, Montreal (Quebec) H2L 2R5

Normal Course Issue Bid (2003-2004)
MARCH 2003 REPORT

	Trade Date	Settlement Date	Symbol: MOL.A CLASS 'A' NON-VOTING SHARES Number of Shares	Class A Price	Class A Total	Symbol: MOL.B CLASS 'B' COMMON SHARES Number of Shares	Class B Price	Class B Total
F'03								
C	24-Mar	27-Mar	3 700	$32.3405	$119 660.00			
C	25-Mar	28-Mar	3 800	$31.6171	$120 145.00	0	$0.000	$0.00
C	26-Mar	31-Mar	53 100	$31.7941	$1 688 267.00			
MARCH			60 600	$31.8164	$1 928 072.00	0	$0.000	$0.00
F'04								
C	*27-Mar*	*01-Apr*	*225 300*	*$32.1480*	*$7 242 944.69*			
C	*28-Mar*	*02-Apr*	*172 900*	*$32.4789*	*$5 615 596.00*			
C	*31-Mar*	*03-Apr*	*292 500*	*$33.0517*	*$9 667 622.25*			
APRIL			*690 700*	*$32.6135*	*$22 526 162.94*	*0*	*$0.000*	*$0.00*
TOTAL MARCH 2003			**60 600**	**$31.8164**	**$ 1 928 072.00**			

CIBC Mellon Trust Company 

April 9, 2003

Ms. Carole Gagnon
Corporate Administrator
Molson Inc.
1555 Notre-Dame Street East
Montreal, Quebec
H2L 2R5

Subject: Molson Inc.
Shares cancelled under the
Norman Course Issuer Bid

Dear Carole,

Please be advised that for the month of March 2003, we received the following certificates for cancellation in respect of the normal course issuer bid:

60,600	***Class "A" Shares***
Cancellation date:	***March 31st, 2003***

We trust this information meets with your requirements, and remain,

Yours truly,

Jeannine Rigon
Manager,
Client Relations
(514) 285-3613

JR/sda

2001 University Street
Suite 1600
Montreal, QC H3A 2A6

Mailing Address
P.O. Box 700, Station B
Montreal, QC H3B 3K3

Tel 514.285.3600 Fax 514.285.3640
inquiries@cibcmellon.com
www.cibcmellon.com



Le 11 avril 2003

Commission des valeurs mobilières du Québec
Tour de la Bourse, 22 étage
800 Square Victoria
Montréal (Québec) H4Z 1G3

OBJET : MOLSON INC. - Avis d'O.P.R. sous le régime d'une dispense (R-189.1.2 QC)

Madame,
Monsieur,

Veuillez trouver ci-joint notre Avis de régime de rachat d'actions ordinaires dans le cours normal des affaires de Molson inc.

Nous incluons également notre paiement de droits exigibles, soit 5 025,94 $ au Québec, pour le dépôt de cet avis.

N'hésitez pas à communiquer avec la soussignée pour tout renseignement additionnel ou document complémentaire.

Veuillez agréer, Madame, Monsieur, l'expression de nos remerciements anticipés.

pour Molson inc.

Nathalie Delisle
Conseillère juridique
ND/amb
p.j.

Molson Inc.
1555, rue Notre-Dame Est, Montréal (Québec) Canada H2L 2R5
Téléphone : (514) 521-1786 • Télécopieur : (514) 590-6358 • www.molson.com

W:\Corpo\Molson Inc\Issuer Bid\2003\Corr\Avis (cover).doc

AVIS SELON LES ARTICLES 189.1.2 ET 189.1.3 DU RÈGLEMENT SUR LES VALEURS MOBILIÈRES (QUÉBEC)

PROGRAMME DE RACHAT D'ACTIONS ORDINAIRES PAR MOLSON INC.

1. **Dénomination et adresse du siège social**

   Molson Inc.
   1555, rue Notre-Dame est
   Montréal (Québec) H2L 2R5

2. **Nom et adresse de l'initiateur**

   Molson inc.
   1555, rue Notre-Dame est
   Montréal (Québec) H2L 2R5

3. **Désignation des titres qui font l'objet de l'offre**

   Actions ordinaires non votantes Classe A et Actions ordinaires Classe B

4. **Date de l'offre**

   Du 14 mars 2003 au 12 mars 2004

5. **Nombre maximal de titres de la catégorie sur laquelle porte l'offre que Initiateur compte acquérir**

   Environ 3,141,000 actions de catégorie A, soit environ 3% des actions catégorie A émises et en circulation et environ 674,760 actions ordinaires catégorie B, soit environ 3% des actions ordinaires catégorie B émises et en circulation

6. **Valeur en monnaie canadienne de la contrepartie offerte par titre**

   Valeur du marché

7. **Les droits exigibles selon l'offre, établis selon l'article 271.4(1)**

3 141 000 x 0,02% x 25% x 30,96 $ =	4 862,27 $ - 15% (réduction) =	4 132,93 $
674 760 x 0,02% x 25% x 31,14 $ =	1 050,60 $ - 15% (réduction) =	893,01 $
Total :	5 912,87 $	**5 025.94 $**

Le 7 avril 2003

pour **MOLSON INC.**

Nathalie Delisle
Conseillère juridique et Secrétaire corporative



April 11, 2003

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8

RE: MOLSON INC. – Form 42, Report of Normal Course Issuer Bid (F-42 ON)

Dear Sirs:

Please find attached our Form 42, duly completed and signed, as required under the *Securities Act* (Ontario) and Subsection 203.1(1) of the Securities Regulation (Ontario).

We also enclose our fee of $14,233.30 as set out in the Regulation 32.(1) and confirmed by your Sonia Castano, Financial Examiner.

Please do not hesitate to communicate with the undersigned should you have any questions or require any additional information.

Yours truly,

MOLSON INC.

per: Nathalie Delisle
Legal Counsel

ND/amb
Encl.

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

W:\Corpo\Molson Inc\Issuer Bid\2003\Corr\Notice (cover).doc

FORM 42

Report of Take-Over Bid, Issuer Bid or Application under Clause 104(2)(c) of the Securities Act (Ontario) - Subsection 203.1(1) of the Securities Regulation (Ontario)

1. ***Name and address of the offeree issuer :***

   Molson Inc.
   1555, rue Notre-Dame est
   Montréal (Québec) H2L 2R5

2. ***Name and address of the offeror:***

   Molson Inc.
   1555, rue Notre-Dame est
   Montréal (Québec) H2L 2R5

3. ***What is the designation of the classes of securities that are subject to the bid?(Include the CUSIP number)***

   Class A Non-Voting Common Shares (CUSIP number 608710307) and
   Class B Common Shares (CUSIP number 608710406)

4. ***What is the date of the bid?***

   The Issuer Bid will commence on March 14, 2003 and will terminate with respect to the Class A Non-Voting Shares, upon the Issuer purchasing approximately 3,141,000 Class A Non-Voting Shares and, with respect to the Class B Common Shares, upon the Issuer purchasing approximately 674,760 Class B Common Shares or in either case, upon the Issuer providing an earlier notice of termination. If not previously terminated, the Issuer Bid will terminate on March 12, 2004.

5. ***What is the maximum number of securities sought by the offeror for each class of the securities subject to the bid?***

   Up to 3,141,000 Class A Non-Voting Common Shares, being approximately 3% of the issued and outstanding Class A Non-Voting Shares and 674,760 Class B Common Shares, being approximately 3% of the issued and outstanding Class B Common Shares as at March 5, 2003.

6. ***What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?***

   The price per share will be the market price for such shares on The Toronto Stock Exchange at the time of acquisition.

7. ***What is the number of securities of each class subject to the bid, excluding the offeror's securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario***

   Class A Shares: 86,798,794 held by 1,871 Class A shareholders
   Class B Shares: 8,714,563 held by 202 Class B shareholders as at March 21, 2003.

8. ***What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?***

   .0062 x 86,798,794 x .0300 = $16,144.58 less 20% = $12,915.66
   .0063 x 8,714,563 x .0300 =$ 1,647.05 less 20% =$1,317.64
   TOTAL FEE PAYABLE: $14,233.30

9. ***The information given in this report is true and complete.***

April 7th, 2003

MOLSON INC.

Nathalie Delisle
Corporate Counsel and Secretary

Tef@

THE ELECTRONIC FILING AGENCY

BCE Place
161 Bay Street
Suite 2410
P.O. Box 506
Toronto, Ontario M5J 2S1

FILING INFORMATION WORKSHEET (Dec 11/2000)

Phone: (416) 214-2660 Fax: (416) 214-4836 E-mail: tef@tefa.com

Please complete a separate form for each Filing

1. Date: APRIL 11, 2003 What is the deadline for this filing: MARCH 26, 2003 Time (EST): ______
2. Company Name: MOLSON INC.
3. SEDAR Profile Number: 00001968 SEDAR Project # (if this is a new submission to an existing Project): ______
4. Contact Information:
   a. Name: ANNE-MARIE BOUDRIAS Signature: ______
   b. Phone number: 514-590-6355 c. Fax number: 514-590-6358
5. Category of Filer (select one):
   a. ___ Mutual Fund
   b. ___ Other Issuer
   c. _X_ Third Party Filer
6. Category of Filing (select one):
   a. ___ Securities Offering
   b. ___ Continuous Disclosure
   c. ___ Exemptions and Other Applications
   d. ___ Going Private
   e. _X_ Securities Acquisitions
   f. ___ Market Centres Filing
7. Filing Type (be specific): F-42 ON, R-189.1.2 Qc
8. If Financial Statements, Financial Period Ended: ______ **Q1** ___ **Q2** ___ **Q3** ___ **Q4** ___ **Annual** ___
9. Jurisdictions where documents will be filed (circle Principal) and fees where applicable:

ALL PROVINCES AND TERRITORIES OF CANADA

	Province	FEES		Province	FEES
	British Columbia			New Brunswick	
	Alberta			Nova Scotia	
	Saskatchewan			Prince Edward Island	
	Manitoba			Newfoundland	
X	Ontario	14233.30		North West Territories	
X	Quebec	5025.94		Yukon	
				Nunavut	

FEES

CDS Inc Fee (+ GST):	
Commission Fees:	
Other Fees:	
TOTAL FEES:	

EXCHANGES

	CDNX - BC
	CDNX - AB
	WSE
	TSE
	ME
	CDN - OTC
	CDNX

NOTE: Fees must be paid by Tef@ at the moment of submitting the filing. Money has to be deposited in advance into Tef@'s account (a certified cheque payable to The Electronic Filing Agency is also acceptable):

Account # 1287098, Bank of Montreal (FI # 0001), Transit (Branch) # 00022 Fees to Tef@: By Wire: ______ **By Cheque** X

When supplying Tef@ with files, please list documents, file names (including extension) and language (English or French), which will be part of this filing. Please also specify whether files are SEDAR ready or if they require conversion to PDF.

Files sent to Tef@ via: E-mail ______ **Courier** ______

Document	File name	Language	SEDAR Ready	Convert to PDF
COVER LETTER TO CUMQ	AVIS (COVER).doc	French	X	
AVIS R-189.1.2 Qc	AVIS (Qc).doc	French	X	
NOTICE FORM 42 ON	NOTICE (ONT).doc	English	X	
COVER LETTER TO OSC	NOTICE (COVER).doc	English	X	

NOTE: When Tef@ is supplied with electronic files for conversion, hard copy must also be supplied.



PRESS RELEASE – For immediate release

MOLSON TO DRIVE GREATER PROFITABILITY IN BRAZIL BY DOUBLING COST SAVINGS PROGRAM FROM R$100 TO R$200 MILLION

Montreal, May 2, 2003 – Consistent with its commitment to deliver superior shareholder returns and to remain one of the top performing beer companies in the world, Molson Inc. announced today that it is increasing the target of its current Brazilian three-year cost savings program – Projeto Cem – from R$100 million to R$200 million.

"Since the acquisition of Cervejarias Kaiser, Molson has continued to learn and adapt to the Brazilian beer industry as well as the competitive environment. One year into Projeto Cem, management identified opportunities for additional savings. As a result, Kaiser is now managing in terms of "Projeto Duzentos". The new plan is expected to generate more than R$80 million in savings in fiscal 2004 and R$50 million in fiscal 2005 for a revised total of R$200 million as it drives deeper into the areas addressed by the original plan: capacity utilization, logistics, distribution, sales & marketing and procurement," explained Daniel J. O'Neill, President and Chief Executive Officer of Molson Inc.

Launched in May of 2002, the objective of Projeto Cem was to deliver operational savings through revenue synergies, improved capacity utilization, procurement practices and distribution logistics, as well as, organizational right-sizing. The first year results of Projeto Cem significantly exceeded expectations: designed to deliver R$40 million of savings, the program delivered in excess of R$70 million. Projeto Duzentos builds on the need to improve the profitability level of Kaiser and to move profit margin levels closer to those of the market leader.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

- 30 -

For more information:

Media	Investors and analysts
Sylvia Morin	Danielle Dagenais
Vice President, Corporate Affairs	Vice President, Investor Relations
(514) 590-6345	(514) 599-5392



MOLSON EARNINGS DRIVE 27% INCREASE IN QUARTERLY DIVIDEND

Montreal, May 2, 2003 – Molson Inc., following the Board of Directors meeting held today in Montreal, announced a 27% increase in its quarterly dividend paid to holders of Class "A" non-voting shares and Class "B" common shares.

The dividend increase, which represents $0.03 per quarter, was made possible by the Corporation's strong EPS growth and brings the dividend paid to shareholders to $0.14 per quarter. This new dividend is consistent with the dividend policy approved by the Board of Directors in November 2001 which is to have a dividend payout range of 25-30% of trailing net earnings.

The $0.14 quarterly dividend will be paid on July 1, 2003 to shareholders of record on June 13, 2003.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

- 30 -

For more Information:

Media
Sylvia Morin
Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392



PRESS RELEASE – For immediate release

MOLSON DELIVERS RECORD FISCAL 2003 RESULTS

EBIT UP 39%, NET EARNINGS UP 45% AND EPS UP 36%

MONTRÉAL, MAY 2, 2003 – Molson Inc. today announced fiscal 2003 and fourth quarter results for the period ended March 31, 2003.

HIGHLIGHTS

- Comparable operating profit (EBIT) up 39% from $372 million to $516 million
- Comparable net earnings increased 45% from $194 million to $282 million
- Comparable net earnings per share rose 36% from $1.62 to $2.21 per share
- Net earnings climbed to $312 million from $178 million
- Net earnings per share grew to $2.45 from $1.48
- Cash flow from operations increased 27% to $370 million
- Cash flow per share increased 20% from $2.43 to $2.91 per share
- Net sales revenue up 20% to $2.5 billion
- Total beer volume up 61% with volume in Canada down 1.4%
- Core brands market share in Canada up 1.0%
- Molson total market share in Canada dipped to 44.4% from 45.1%

FINANCIAL PERFORMANCE

In fiscal 2003, the Corporation recorded a financial performance that reached record levels. This performance was fuelled by operational savings, most of which came from operations in Canada, a favourable pricing environment, as well as the positive impact of the Brazilian acquisition.

"Molson has delivered consistently strong financial performance quarter after quarter for the last four years. In Canada, continued focus on curbing operating costs, as well as investments made in brewery and equipment upgrades, delivered considerable production efficiencies and innovation capabilities. In Brazil, the integration of the Kaiser and Bavaria operations produced cost savings far beyond the original plan," offered Daniel J. O'Neill, President and CEO of Molson Inc. He continued, "Volume and share performance in Canada were below expectations, as segments of the Molson portfolio came under sustained competitive pressure from discount brewers. However, Molson made several enhancements to its core brand portfolio that will support overall market performance in the coming year. In Brazil, Kaiser made considerable share gains in the third and fourth quarters, after an intense planning and learning period during the low season. Over the coming year, market share growth will remain Molson's largest challenge in Canada, Brazil and the United States where teams are very focused on

driving profitable market share, as well as on keeping the cost savings objectives top of mind."

For the year ended March 31, 2003, net sales revenue increased 19.6% to $2.5 billion compared to $2.1 billion for the same period last year, stemming from a 5.1% revenue increase in Molson's operations in Canada and the consolidation of Kaiser revenue in fiscal 2003. Brewing volume increased by 60.7% to 23.08 million hectolitres; the addition of Kaiser volume more than offset a 1.4% volume decrease in Canada.

Comparable net earnings for fiscal 2003 grew 45.1%, reaching $281.7 million compared to $194.1 million for the prior year. Comparable net earnings per share increased 36.4% to $2.21 per share. The combined impact of greater efficiencies in manufacturing operations, the acquisition of Kaiser and inclusion of its operating profit as well as consumer price increases in Canada accounted for this favourable performance.

Cash flow from continuing operations before changes in working capital and rationalization spending for the year ended March 31, 2003 increased by 26.6% to $370.1 million, compared to $292.3 million for the same period last year reflecting higher net earnings from continuing operations.

OPERATIONAL PERFORMANCE

CANADA

Total estimated industry volume in Canada increased marginally by 0.2%, year over year, to 21.11 million hectolitres. Molson volume in Canada decreased 1.4% to 9.37 million hectolitres during the same period with decreases primarily in Ontario and western Canada.

Net sales and other revenue increased by 5.1% to $2.0 billion in the year, reflecting increased selling prices and a favourable product mix when compared to last year.

Molson's average estimated market share for all beer sold in Canada during the fiscal year ended March 31, 2003, declined to 44.4% from 45.1% compared to the same period last year. However, core brands, over the twelve-month period, performed well with a 1.0% share increase on a national basis. The Québec/Atlantic region contributed markedly to this increase, while the Ontario/West region was confronted with a softening due to aggressive competition from discount brewers.

BRAZIL

Molson volume totalled 11.94 million hectolitres compared to 2.96 million hectolitres last year as a result of the Kaiser acquisition. From a market share perspective, Kaiser posted share gains for the last two consecutive quarters of the year, though overall market share was down over the previous year.

In fiscal 2003, Kaiser pursued a pricing strategy aimed at narrowing the gap with its major competitor, moved to improve the positioning of its lead brands in regional markets and defined a regional distribution strategy with Coca-Cola bottlers to deepen its points of sale coverage across the country. These strategies delivered partial results and efforts continue into the new fiscal year.

Over the twelve-month period, R$73 million of the three-year R$100 million Projeto Cem cost savings program was delivered through improved capacity utilization, lower procurement costs and the efficient integration and right-sizing of the Brazilian operations. In addition, a series of initiatives, including a currency hedging program, were put in place to reduce the operating cost exposure of its local results to adverse currency fluctuations.

UNITED STATES

Molson experienced a significant trend improvement as total volume for fiscal 2003, grew by 0.1% compared to the previous year decline. Efforts at repositioning the Molson Canadian brand with American consumers have been successful. The Molson Canadian trademark showed volume growth of 39.4% when compared to last year. For the year, the trademark represented 41.3% of the Molson USA portfolio volume.

FOURTH QUARTER HIGHLIGHTS

- Operating profit (EBIT) up 70% from $67.9 million to $115.7 million
- Net earnings increased 80% from $33.6 million to $60.6 million
- Net earnings per share rose 71% from $0.28 to $0.48 per share
- Cash flow from operations increased 19% to $68.8 million
- Cash flow per share increased 13% from $0.48 to $0.54 per share
- Net sales revenue up 10% to $501.5 million
- Total beer volume up 41% with volume in Canada down 4.8%
- Core brands market share in Canada up 0.7%
- Molson total market share in Canada dipped to 44.3% from 45.3%

FINANCIAL PERFORMANCE

The strength of the fourth quarter financial performance matched that of the previous quarters and resulted from a continued focus on cost efficiencies, a favourable pricing environment in Canada, as well as the contribution of Kaiser.

OPERATIONAL HIGHLIGHTS

In **Canada**, Molson introduced two new beers: a super premium import – A Marca Bavaria – that is brewed by Kaiser in Brazil and a light lager – Ex Light – that builds on the heritage and appeal of Molson Export.

In **Brazil**, Molson recorded net sales revenue 66% higher than in the last quarter of fiscal 2002, as a result of the Kaiser acquisition. Going into the low season, Kaiser sustained a solid on-premise presence that represents approximately 60% of its business. As a means of further building up market share growth capabilities, the sales and marketing groups were integrated into one with a well defined volume objective.

In the **United States**, February and March sales drove quarterly growth of 2.7%, compared to 1.6% last year. The fourth quarter was the second consecutive three-month period of growth. During the fourth quarter, the Molson Canadian brand grew by 48.1%, confirming its position as the fastest growing import in the United States.

CORPORATE TARGET FOR FISCAL 2004

Molson reaffirms its corporate target, previously disclosed on March 7, 2003, to grow comparable EBIT by 14.5% for the next fiscal period.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

-30-

FOR MORE INFORMATION:

Media
Sylvia Morin
Vice President, Corporate Affairs
(514) 590-6345

Investors and analysts
Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392

CONFERENCE CALL INVITATION

Molson will host a one-hour conference call today at 2:00 PM EDT to discuss financial results and respond to analyst and investor questions. The dial-in number is 1-800-967-7184 or (719) 457-2633 and requesting confirmation **# 472067**.

All other interested parties are invited either to listen in:

- by phone conference call using the same dial-in number above;
- by audio webcast of the conference call located at http://www.molson.com.

For those unable to listen to the call live, the following replay mechanisms will be available:

- a phone replay two hours after the call and until May 9 by dialling (719) 457-0820 and entering confirmation #472067 when prompted;
- a webcast replay beginning 15 minutes following the conference call at http://www.molson.com.

MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION

Comparable Net Earnings and Earnings Per Share [(i)(ii)]

(Dollars in millions, except per share information)	Net earnings for the years ended March 31 2003	2002	Net earnings per share for the years ended March 31 2003	2002
Net earnings	**312.4**	177.6	**2.45**	1.48
After-tax adjustments to arrive at comparable net earnings from continuing operations:				
Gain on sale of 20% of operations in Brazil	**(64.2)**	–	**(0.50)**	–
Provisions for rationalization	**41.9**	33.5	**0.33**	0.28
Minority interest impact on Brazil rationalization provision	**(8.4)**	–	**(0.07)**	–
Tax adjustment related to changes in enacted future tax rates	**–**	(15.0)	**–**	(0.12)
Earnings from discontinued operations	**–**	(2.0)	**–**	(0.02)
Comparable net earnings from continuing operations	**281.7**	194.1	**2.21**	1.62

(i) *Comparable net earnings exclude the gain on sale of 20% of Molson's operations in Brazil, the after-tax rationalization provision of $41.9 million recorded in fiscal 2003 relating primarily to Brazil plant closures and the minority interest thereon, the after-tax $33.5 million provision for the Regina plant closure recorded in the first quarter of fiscal 2002 and a non-cash $15.0 million reduction in income tax expense recorded in the prior year to reflect changes in enacted future income tax rates.*

(ii) *Comparable net earnings is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). However, in addition to net earnings, comparable net earnings is a useful supplemental measure as it provides investors with a measure of the Corporation's earnings excluding the impact of non-recurring and unusual items. Comparable net earnings excludes the impact of items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that comparable net earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable net earnings may not be comparable to measures used by others.*

Volume

	Three months ended March 31		Years ended March 31	
(Hectolitres in millions)	**2003 Estimated**	2002 Actual	**2003 Estimated**	2002 Actual
Industry volume in Canada [(i)]	**4.02**	4.13	**21.11**	21.07
Molson (Canada)	**1.78**	1.87	**9.37**	9.50
Molson production for shipment to the United States	**0.40**	0.43	**1.77**	1.90
Brazil	**2.48**	1.01	**11.94**	2.96
Total Molson volume	**4.66**	3.31	**23.08**	14.36

(i) *Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.*

Molson Canada Estimated Market Share (%)

	Three months ended March 31		Years ended March 31	
	2003 Estimated	2002 Actual	**2003 Estimated**	2002 Actual
Including sales of imports:				
Canada	**44.3**	45.3	**44.4**	45.1
Québec/Atlantic	**44.2**	43.6	**42.8**	42.8
Ontario/West	**44.4**	46.2	**45.2**	46.3

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION (CONT'D)

Summary Financial Information by Business Unit

	Sales and Other Revenues				Net Sales Revenue			
(Dollars in millions)	Three months ended March 31		Years ended March 31		Three months ended March 31		Years ended March 31	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Canada	**525.1**	512.6	**2,628.3**	2,520.1	**400.9**	388.9	**2,001.4**	1,903.4
Brazil [(i)]	**160.5**	87.5	**816.0**	224.0	**85.0**	51.1	**442.1**	127.7
United States	**18.7**	19.2	**84.9**	86.7	**15.6**	15.9	**71.7**	71.2
Consolidated	**704.3**	619.3	**3,529.2**	2,830.8	**501.5**	455.9	**2,515.2**	2,102.3

	EBITDA				EBIT			
(Dollars in millions)	Three months ended March 31		Years ended March 31		Three months ended March 31		Years ended March 31	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Canada	**117.2**	79.2	**530.1**	427.6	**108.1**	68.9	**485.4**	380.4
Brazil [(i)]	**13.2**	4.1	**56.5**	4.5	**8.5**	1.1	**36.5**	(2.9)
United States	**(0.8)**	(2.2)	**(6.1)**	(5.7)	**(0.9)**	(2.1)	**(6.3)**	(5.7)
Totals before non-recurring items	**129.6**	81.1	**580.5**	426.4	**115.7**	67.9	**515.6**	371.8
Gain on sale of 20% of operations in Brazil	**–**	–	**64.2**	–	**–**	–	**64.2**	–
Provisions for rationalization	**–**	–	**(63.5)**	(50.0)	**–**	–	**(63.5)**	(50.0)
Consolidated	**129.6**	81.1	**581.2**	376.4	**115.7**	67.9	**516.3**	321.8

(i) *Results for the year ended March 31, 2003 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 17, 2002 thereafter. Results for the year ended March 31, 2002 included 100% of the results of Bavaria S.A. in Brazil and 100% of the operations of Kaiser for the period from March 19, 2002 to March 31, 2002.*

Summary Financial Information in Local Currency

Brazil

	Three months ended March 31				Years ended March 31			
(In millions)	**BRL**		**CAD**		**BRL**		**CAD**	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Sales and Other Revenues	**371.9**	129.9	**160.5**	87.5	**1,675.4**	346.0	**816.0**	224.0
Net Sales Revenue	**196.9**	75.9	**85.0**	51.1	**910.7**	197.0	**442.1**	127.7
EBITDA [(i)]	**31.6**	5.6	**13.2**	4.1	**123.3**	6.2	**56.5**	4.5
EBIT [(i)]	**20.8**	1.7	**8.5**	1.1	**83.2**	(5.1)	**36.5**	(2.9)

(i) *Results for the year ended March 31, 2003 are before the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.*

MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION (CONT'D)

United States

	Three months ended March 31					
(Dollars in millions)	**USD**		**CAD**		**Molson 50.1% Share CAD**	
	2003	2002	**2003**	2002	**2003**	2002
Sales and Other Revenues	**24.7**	23.5	**37.2**	38.3	**18.7**	19.2
Net Sales Revenue	**20.7**	20.1	**31.2**	31.9	**15.6**	15.9
EBITDA	**(1.1)**	(2.7)	**(1.7)**	(4.5)	**(0.8)**	(2.2)
EBIT	**(1.2)**	(2.6)	**(1.8)**	(4.4)	**(0.9)**	(2.1)

	Years ended March 31					
(Dollars in millions)	**USD**		**CAD**		**Molson 50.1% Share CAD**	
	2003	2002	**2003**	2002	**2003**	2002
Sales and Other Revenues	**109.4**	109.4	**169.4**	173.0	**84.9**	86.7
Net Sales Revenue	**92.4**	90.9	**143.1**	142.2	**71.7**	71.2
EBITDA	**(7.9)**	(7.2)	**(12.3)**	(11.5)	**(6.1)**	(5.7)
EBIT	**(8.1)**	(7.2)	**(12.6)**	(11.5)	**(6.3)**	(5.7)

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Dollars in millions, except per share amounts)	Three months ended March 31 **2003**	Three months ended March 31 2002	Years ended March 31 **2003**	Years ended March 31 2002
Sales and other revenues	**$ 704.3**	$ 619.3	**$ 3,529.2**	$ 2,830.8
Brewing excise and sales taxes	**202.8**	163.4	**1,014.0**	728.5
Net sales revenue	**501.5**	455.9	**2,515.2**	2,102.3
Costs and expenses				
Cost of sales, selling and administrative costs	**371.9**	374.8	**1,934.7**	1,675.9
Gain on sale of 20% of operations in Brazil	**–**	–	**(64.2)**	–
Provisions for rationalization	**–**	–	**63.5**	50.0
	371.9	374.8	**1,934.0**	1,725.9
Earnings before interest, income taxes and amortization	**129.6**	81.1	**581.2**	376.4
Amortization of capital assets	**13.9**	13.2	**64.9**	54.6
Earnings before interest and income taxes	**115.7**	67.9	**516.3**	321.8
Net interest expense	**25.8**	16.3	**95.4**	65.5
Earnings before income taxes	**89.9**	51.6	**420.9**	256.3
Income tax expense	**29.2**	18.0	**115.0**	80.7
Earnings before minority interest	**60.7**	33.6	**305.9**	175.6
Minority interest	**(0.1)**	–	**6.5**	–
Earnings from continuing operations	**60.6**	33.6	**312.4**	175.6
Earnings from discontinued operations	**–**	–	**–**	2.0
Net Earnings	**$ 60.6**	$ 33.6	**$ 312.4**	$ 177.6
Net earnings per share from continuing operations				
Basic	**$ 0.48**	$ 0.28	**$ 2.45**	$ 1.46
Diluted	**$ 0.47**	$ 0.27	**$ 2.41**	$ 1.43
Net earnings per share				
Basic	**$ 0.48**	$ 0.28	**$ 2.45**	$ 1.48
Diluted	**$ 0.47**	$ 0.27	**$ 2.41**	$ 1.45

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31 *(Dollars in millions)*	**2003**	2002
Retained earnings – beginning of year	**$ 460.3**	$ 328.1
Net earnings	**312.4**	177.6
Cash dividends declared	**(51.8)**	(45.0)
Stock dividends declared	**(1.7)**	(0.4)
Excess of share repurchase price over weighted-average stated capital	**(42.4)**	–
Retained earnings – end of year	**$ 676.8**	$ 460.3

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

At March 31 *(Dollars in millions)*		2003		2002
Assets				
Current assets				
Cash	$	**12.2**	$	71.0
Accounts receivable		**197.3**		196.0
Inventories		**162.3**		183.5
Prepaid expenses		**65.4**		55.2
		437.2		505.7
Investments and other assets		**127.6**		140.4
Property, plant and equipment		**1,026.9**		1,188.5
Goodwill		**770.4**		981.3
Intangible assets, excluding goodwill		**1,552.5**		1,690.4
	$	**3,914.6**	$	4,506.3
Liabilities				
Current liabilities				
Accounts payable and accruals	$	**540.4**	$	624.8
Provision for rationalization costs		**14.6**		28.9
Income taxes payable		**77.8**		66.1
Dividends payable		**14.0**		12.0
Future income taxes		**126.6**		89.8
Current portion of long-term debt		**40.6**		58.9
		814.0		880.5
Long-term debt		**1,180.0**		1,687.2
Deferred liabilities		**380.5**		426.5
Future income taxes		**355.0**		338.2
Minority interest		**152.1**		–
		2,881.6		3,332.4
Shareholders' equity				
Capital stock		**719.4**		719.4
Retained earnings		**676.8**		460.3
Unrealized translation adjustments		**(363.2)**		(5.8)
		1,033.0		1,173.9
	$	**3,914.6**	$	4,506.3

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)	Three months ended March 31 **2003**	Three months ended March 31 2002	Years ended March 31 **2003**	Years ended March 31 2002
Operating activities				
Earnings from continuing operations	**$ 60.6**	$ 33.6	**$ 312.4**	$ 175.6
Gain on sale of 20% of operations in Brazil	**–**	–	**(64.2)**	–
Provisions for rationalization	**–**	–	**63.5**	50.0
Amortization of capital assets	**13.9**	13.2	**64.9**	54.6
Future income taxes	**(5.9)**	(5.7)	**26.2**	9.9
Minority interest	**0.1**	–	**(6.5)**	–
Other	**0.1**	16.6	**(26.2)**	2.2
Cash provided from operations before working capital and rationalization costs	**68.8**	57.7	**370.1**	292.3
Provided from (used for) working capital	**30.8**	42.7	**(51.5)**	44.8
Rationalization costs	**(4.3)**	(3.3)	**(36.4)**	(15.5)
Cash provided from operating activities	**95.3**	97.1	**282.2**	321.6
Investing activities				
Business acquisitions	**–**	(1,136.3)	**–**	(1,136.3)
Proceeds from sale of 20% of operations in Brazil	**–**	–	**333.9**	–
Additions to property, plant and equipment	**(38.3)**	(48.0)	**(85.9)**	(72.4)
Additions to investments and other assets	**(4.6)**	0.3	**(9.1)**	(3.0)
Additions to intangible assets	**–**	–	**–**	(2.0)
Proceeds from disposal of property, plant and equipment	**0.6**	0.2	**1.1**	9.4
Proceeds from disposal of investments and other assets	**–**	(0.2)	**9.8**	39.8
Cash provided from (used for) investing activities	**(42.3)**	(1,184.0)	**249.8**	(1,164.5)
Financing activities				
Increase in long-term debt	**181.0**	867.2	**454.1**	867.2
Reduction in long-term debt	**(194.6)**	(257.7)	**(937.5)**	(427.0)
Securitization of accounts receivable	**(24.0)**	(17.0)	**(1.0)**	(2.0)
Shares issued on business acquisition	**–**	238.2	**–**	238.2
Shares repurchased	**(1.9)**	–	**(50.2)**	–
Cash dividends paid	**(13.4)**	(11.7)	**(49.8)**	(45.0)
Other	**1.0**	0.2	**6.0**	4.4
Cash provided from (used for) financing activities	**(51.9)**	819.2	**(578.4)**	635.8
Increase (decrease) in cash from continuing operations	**1.1**	(267.7)	**(46.4)**	(207.1)
Increase (decrease) in net cash from discontinued operations	**(4.2)**	2.4	**(6.2)**	201.2
Decrease in cash	**(3.1)**	(265.3)	**(52.6)**	(5.9)
Effect of exchange rate changes on cash	**(1.0)**	–	**(6.2)**	–
Cash, beginning of year	**16.3**	336.3	**71.0**	76.9
Cash, end of year	**$ 12.2**	$ 71.0	**$ 12.2**	$ 71.0